United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule

13a-16 or 15d-16 under the Securities Exchange Act of 1934

August 2, 2007

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D

Street 2, Singapore 738406

(65) 6362-2838

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

1.	Other Events

On October 14, 1999, the Company adopted a new Articles of Association. The Articles of Association was amended by Special Resolutions passed on May 30, 2001, May 15, 2002, August 17, 2005 and April 24, 2007 and by Ordinary Resolution passed on April 28, 2005. A copy of the reprinted version of the Memorandum and Articles of Association of the Company, incorporating all the amendments made thereto up to April 24, 2007, is attached hereto as Exhibit 99.1.

2.	Exhibit

99.1	Reprinted version of the Memorandum and Articles of Association of the Company, incorporating all amendments made thereto up to April 24, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2,2007

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD.

By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1	Reprinted version of the Memorandum and Articles of Association of the Company, incorporating all amendments made thereto up to April 24, 2007.

Exhibit 99.1

Company No.

198703584-K

The Companies Act (Chapter 50)

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM

and

NEW ARTICLES OF ASSOCIATION

of

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

(As adopted on 14 October 1999 and amended by:-

-Special Resolutions passed on 30 May 2001, 15 May 2002, 17 August 2005 and 24 April 2007

-Ordinary Resolution passed on 28 April 2005)

Lodged in the Office of the Registrar

of Companies, Singapore

THE COMPANIES ACT (CHAPTER 50) SECTION 31(3) CERTIFICATE OF INCORPORATION ON CONVERSION TO A PUBLIC COMPANY	FORM 20

Name of Company : Company No	CHARTERED SEMICONDUCTOR MANUFACTURING PTE LTD 198703584K

Owing to a typographical error, the date of incorporation of the company was wrongly stated. The date of incorporation is 16th November, 1987 and the amendment is hereby made as shown.

Given under my hand and seal on 23 December 1995.

KELVIN TAN HENG KIAT SR ASST REGISTRAR OF COMPANIES AND BUSINESSES SINGAPORE

This is to certify that the abovenamed company, which was on ~~9 May 1991~~ 16 November 1987 incorporated under the Companies Act as a company limited by shares, did on 31 October 1995 convert to a public company and that the name of the company now is CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

Given under my hand and seal on 31 October 1995.

KELVIN TAN HENG KIAT
SR ASST REGISTRAR OF COMPANIES AND BUSINESSES
SINGAPORE

ND/7/FM-20.THK

FORM 13

THE COMPANIES ACT

(CHAPTER 50)

SECTION 28(2)

Company No

198703584K

CERTIFICATE OF INCORPORATION ON CHANGE OF

NAME OF COMPANY

This is to certify that CHARTERED SEMICONDUCTOR PTE LTD incorporated under the Companies Act on the 16th day November 1987 did by a special resolution resolve to change its name to CHARTERED SEMICONDUCTOR MANUFACTURING PTE LTD and that the company which is a private company limited by shares is now known by its new name with effect from the 9th day of May 1991.

Given under my hand and seal on this 9th day of May 1991

MISS PEGGY TAN SING ENG
ASST REGISTRAR OF COMPANIES
SINGAPORE

ND/7/FORM13. MAY/PG52

FORM 9

THE COMPANIES ACT, CAP ~~185~~ 50

Section 19(4).

No. of Company

03584/1987-K

CERTIFICATE OF INCORPORATION OF PRIVATE COMPANY

This is to certify that CHARTERED SEMICONDUCTOR PTE LTD is incorporated under the Companies Act, Cap ~~185~~ 50, on 16/11/1987 and that the company is a private company limited by shares.

Given under my hand and seal on 16/11/1987

MISS JUTHIKA RAMANATHAN
ASST. Registrar of Companies & Businesses
Republic of Singapore.

THE COMPANIES ACT, CAP. 50

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

*CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

(formerly known as CHARTERED SEMICONDUCTOR PTE LTD)

(Incorporated in the Republic of Singapore)

1.	The name of the Company is *“CHARTERED SEMICONDUCTOR MANUFACTURING LTD.” (formerly known as “CHARTERED SEMICONDUCTOR PTE LTD”).

2.	The registered office of the Company will be situated at the Republic of Singapore.

3.	The objects for which the Company is established are:-

(a)	To carry on the business of manufacturing, buying, selling, maintaining, assembling, importing, exporting, distributing, handling, testing, servicing, repairing and otherwise dealing in electrical and electronic components, parts, fittings, accessories, equipment and materials of every kind and description, including but not limited to semiconductor components, parts, fittings, accessories, equipment and materials industry.

(b)	To carry out research and development work (including but not limited to investigations and experimental work) of every description in relation to, but not limited to, the electrical and electronic industry and the application and use thereof and to collect, collate, prepare and distribute (by way of sale, licence, concession or otherwise) the technology thereof and information and statistics relating thereto.

*	The name of the Company was changed to Chartered Semiconductor Manufacturing Ltd. on 31 October 1995.

(c)	To carry out modification, repairs, overhaul and testing of electronics, components, parts, fittings and accessories including but not limited to semiconductor components, parts, fittings and accessories.

(d)	To train personnel including but not limited to personnel for the electrical and electronic industry and to advance the skills of such persons.

(e)	To manufacture, buy, sell, maintain, repair, provide technical services, alter and otherwise deal in apparatus, plant, machinery, fittings, furnishings, tools, materials, products and things of all kinds capable of being used for the purposes of the abovementioned businesses or any of them or likely to be required in relation thereto.

+(f)

To enter into or to invest in any transaction which is a rate swap transaction, basis swap, forward rate transaction, equity or equity index swap or option, bond option, interest rate option, foreign exchange transaction, cap/floor/collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other derivative, financial instrument, or similar transaction (including any option with respect to any of these transactions or any combination of any of these transactions) whether or not entered into or acquired for the purpose of hedging against or minimizing any loss concerning the assets and business of the Company and in relation thereto, the Company may pay any margin or margin calls or other demands concerning any such transactions or instruments entered into or acquired by the Company.

(g)	To develop and turn to account any land acquired by or in which the Company is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up and improving building, and by planting, paying, draining, farming, cultivating, letting on building lease or building agreement, and by advancing money to and entering into contract and arrangements of all kinds with builders, tenants and others.

(h)	To purchase or otherwise acquire for investment lands, houses, theatres, buildings, plantations, and immovable property of any description or any interest therein.

(i)	To purchase, establish and carry on business as general merchants, manufacturers, importers, exporters, commission agents, del credere agents, removers, packers, storers, storekeepers, factors and manufacturers of and dealers in foreign and local produce, manufactured goods, materials and general merchandise and to import, buy, prepare, manufacture, render marketable, sell, barter, exchange, pledge, charge, make advances on

+	Included pursuant to the Special Resolution passed at the 14th Annual General Meeting held on 15 May 2002.

The existing sub-clauses (f) to (hh) (inclusive) are renumbered as sub-clauses (g) to (ii) (inclusive) pursuant to the Special Resolution passed at the 14th Annual General Meeting held on 15 May 2002.

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and otherwise deal in or turn to account, produce goods, materials and merchandise generally either in their prepared, manufactured or raw state and to undertake, carry on and execute all kinds of commercial trading and other manufacturing operations and all business whether wholesale or retail usually carried on by merchants.

(j)	To buy, sell, manufacture, repair, alter, improve, exchange, let out on hire, import, export and deal in all works, plant, machinery, tools, utensils, appliances, apparatus, products, materials, substances, articles and things capable of being used in any business which this company is competent to carry on or required by any customers of or persons having dealings with the company or commonly dealt in by persons engaged in any such business or which may seem capable of being profitably dealt with in connection therewith and to manufacture, experiment with, render marketable and deal in all products of residual and by-products incidental to or obtained in any of the businesses carried on by the company.

(k)	To purchase or otherwise acquire and hold and charter ships and vessels of all kinds.

(l)	To purchase take on lease or in exchange hire or otherwise acquire any real or personal property licences rights or privileges which the company may think necessary or convenient for the purposes of its business and to construct, maintain and alter any buildings or works necessary or convenient for the purposes of the company.

(m)	To purchase or otherwise acquire, issue, re-issue, sell, place and deal in shares, stocks, bonds, debentures and securities of all kinds.

(n)	To apply for purchase or otherwise acquire any patents, brevets d’invention, licences, concessions and the like, conferring any exclusive or non-exclusive or limited right to use or any secret or other information as to any invention or preparation which may seem capable of being used for any of the purposes of the company or the acquisition of which may seem calculated directly or indirectly to benefit the company and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property rights or information so acquired.

(o)	To erect, construct, lay down, enlarge, alter and maintain any roads, railways, tramways, sidings, bridges, reservoirs, ship building yards, shops, stores, factories, building works, plant and machinery necessary to convenient for the company’s business, and to contribute to or subsidise the erection, construction and maintenance of any of the above.

(p)	To borrow or raise or secure the payment of money for the purposes of or in connection with the company’s business, and for the purposes of or in connection with the borrowing or raising of money by the company to become a member of any building society.

(q)	To mortgage and charge the undertaking of all or any of the real and personal property and assets, present or future, and all or any of the uncalled capital for the time being of the company, and to issue at par or at premium or discount, and for such consideration and

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with and subject to such rights, powers, privileges and conditions as may be thought fit, debentures or debenture stock, either permanent or redeemable or repayable, and collaterally or further to secure any securities of the company by a trust deed or other assurance.

(r)	To issue and deposit any securities which the company has power to issue by way of mortgage to secure any sum less than the nominal amount of such securities, and also by way of security for the performance of any contracts or obligations of the company or of its customers or other persons or corporations having dealings with the company, or in whose business or undertakings of the company is interested, whether directly or indirectly.

(s)	To guarantee the obligations and contracts of customers and others.

(t)	To make advances to customers and others with or without security, and upon such terms as the Company may approve.

(u)	To grant pensions, allowances, gratuities and bonuses to officers, ex-officers, employees or ex-employees of the company or its predecessors in business or the dependants or connections of such persons, to establish and maintain or concur in establishing and maintaining trusts, funds or schemes (whether contributory or non-contributory) with a view to provide pensions or other benefits for any such persons as aforesaid, their dependants or connections, and to support or subscribe to any charitable funds or institutions, the support of which may, in the opinion of the directors, be calculated directly or indirectly to benefit the company or its employees, and to institute and maintain any club or other establishment or profit-sharing scheme calculated to advance the interests of company or its officers or employees.

(v)	To draw, make, accept, endorse, negotiate, discount and execute promissory notes, bills of exchange and other negotiable instruments.

(w)	To invest and deal with the moneys of the company not immediately required for the purposes of its business in or upon such investments or securities and in such manner as may from time to time be determined.

(x)	To pay for any property or rights, acquired by the company, either in cash or fully or partly paid-up shares, with or without preferred or deferred or special rights or restrictions in respect of dividend, repayment of capital, voting or otherwise, or by any securities which the company has power to issue, or partly in one mode and partly in another, and generally on such terms as the company may determine.

(y)

To accept payment for any property or rights sold or otherwise disposed of or dealt with by the company, either in cash, by instalments or otherwise, or in fully or partly paid-up shares of any company or corporation, with or without deferred or preferred or special

4

rights or restrictions in respect of dividend, repayment of capital, voting or otherwise, or in debentures or mortgage debentures or debenture stock, mortgages, or other securities of any company or corporation, or partly in one mode and partly in another, and generally on such terms as the company may determine, and to hold, dispose of or otherwise deal with any shares, stock or securities so acquired.

(z)	To enter into any partnership or joint-purpose arrangement or arrangement for sharing profits, union of interests or co-operation with any company, firm or person carrying on or proposing to carry on any business within the objects of this company, and to acquire and hold, sell, deal with or dispose of shares, stock or securities of any such company, and to guarantee the contracts or liabilities of, or the payment of the dividends, interest or capital of any shares, stock or securities of and to subsidise or otherwise assist any such company.

(aa)	To make donations for patriotic or for charitable purposes.

(bb)	To transact any lawful business in aid of the Republic of Singapore in the prosecution of any war in which the Republic of Singapore is engaged.

(cc)	To establish or promote or concur in establishing or promoting any other company whose objects shall include the acquisition and taking over of all or any of the assets and liabilities of this company or the promotion of which shall be any manner calculated to advance directly or indirectly the objects or interests of this company, and to acquire and hold or dispose of shares, stocks or securities of and guarantee the payment of the dividends, interest or capital of any shares, stock or securities issued by or any other obligations of any such company.

(dd)	To purchase or otherwise acquire and undertake all or any part of the business, property, assets, liabilities and transactions of any person, firm or company carrying on any business which this company is authorised to carry on.

(ee)	To sell, improve, manage, develop, turn to account, exchange, let on rent, royalty, share of profits or otherwise, grant licences, easements and other rights in or over, and in any other manner deal with or dispose of the undertaking and all or any of the property and assets for the time being of the company for such consideration as the company may think fit.

(ff)	To amalgamate with any other company whose objects are or include objects similar to those of this company, whether by sale or purchase (for fully or partly paid-up shares or otherwise) of the undertaking, subject to the liabilities of this or any such other company as aforesaid, with or without winding up, or by sale or purchase (for fully or partly paid-up shares or otherwise) of all or a controlling interest in the shares or stock of this or any such other company as aforesaid, or by partnership, or any arrangement of the nature of partnership, or in any other manner.

5

(gg)	To distribute among the members in specie any property of the company, or any proceeds of sale or disposal of any property of the company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law.

(hh)	To do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(ii)	To do all such things as are incidental or conducive to the above objects or any of them.

AND IT IS HEREBY declare that the word “company”, save when used in reference to this company in this clause shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, whether domiciled in Singapore or elsewhere. None of the sub-clauses of this clause or the objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxiliary merely to the objects mentioned in the first sub-clause of this clause, the intention being that the objects specified in each sub-clause of this clause shall, except where otherwise expressed in such clause, be independent main objects and shall be in no wise limited or restricted by reference to or interference from the terms of any other sub-clause or the name of the company, but the company shall have full power to exercise all or any of the powers conferred by any part of the world and notwithstanding that the business undertaking, property or act proposed to be transacted, acquired, dealt with or performed does not fall within the objects of the first sub-clause of this clause.

4.	The liability of the members is limited.

**5.

The authorised capital of the Company is $1,200,000,000.68 and US$300 # divided into 4,615,384,618 ordinary shares of par value S$0.26 each and 30,000 convertible redeemable preference shares of par value US$0.01 each #, and the Company shall have power to increase or reduce the capital to consolidate or subdivide the shares into shares of larger or smaller amounts, and to issue all or any part of the original or any additional capital as fully paid or partly paid shares and with any special or preferential rights or privileges or subject to any special terms or conditions, and either with or without any special designation, and also from time to time alter, modify, commute, abrogate or deal with any such rights, privileges, terms, conditions or designations in accordance with the regulations for the time being of the Company.

#	By an Ordinary Resolution passed:-

(i)	on 23 December 1991, the authorised share capital of the Company was increased to S$100,000,000.28 by the creation of 133,273,323 new Ordinary Shares of $0.4888 each; and

(ii)	on 13 March 1992, the authorised share capital of the Company was increased to S$200,000,000.09 by the creation of 204,582,651 new Ordinary Shares of S$0.4888 each.

6

By an Ordinary Resolution passed:-

(i)	on 23 December 1991, 133,273,323 new Ordinary Shares of S$0.4888 each were created, thereby increasing the number of Ordinary Shares to 153,273,323 Ordinary Shares of S$0.4888 each; and

(ii)	on 13 March 1992, 204,582,651 new Ordinary Shares of S$0.4888 each were created, thereby increasing the number of Ordinary Shares to 357,855,974 Ordinary Shares of S$0.4888 each.

By a Special Resolution passed on 31 January 1994:-

(i)	8,197,853 issued Preferred Shares of $2.20 each were subdivided and converted into 36,897,047 Ordinary Shares of 48.88 cents each and one Ordinary Share of 2.63 cents;

(ii)	the authorised share capital of the Company was increased to $200,000,000.5525 by the creation of one Ordinary Share of 46.25 cents;

(iii)	the one Ordinary Share of 46.25 cents was issued and consolidated with the one Ordinary Share of 2.63 cents to create one Ordinary Share of 48.88 cents;

(iv)	3,202,147 unissued Preferred Shares of $2.20 each were cancelled; and

(v)	the authorised share capital of the Company was increased to $800,000,000.4256 divided into 1,636,661,212 Ordinary Shares of 48.88 cents each, by the creation of 1,241,908,190 Ordinary Shares of 48.88 cents each.

By a Special Resolution passed on 14 October 1999:-

(i)	all unissued “A” and “B” shares were cancelled;

(ii)	all the special rights or privileges attached to the “B” Shares were abrogated, cancelled and rescinded;

(iii)	all the existing “A” and existing “B” were redesignated as Ordinary Shares of $0.4888 each in the capital of the Company;

(iv)	each of the existing Ordinary Shares of $0.4888 each in the capital of the Company was sub-divided into 1.88 Ordinary Shares of $0.26 each; and

(v)	the authorised share capital of the Company was increased to $800,000,000.540.

By an Ordinary Resolution passed on 28 April 2005, the authorised share capital of the Company was increased to $1,200,000,000.68 divided into 4,615,384,618 ordinary shares of $0.26 each.

By Special Resolution passed on 17 August 2005, the authorised share capital of the Company was increased to S$1,200,000,000.68 and US$300 divided into 4,615,384,618 ordinary shares of par value S$0.26 each and 30,000 convertible redeemable preference shares of par value US$0.01 each.

**	Abolished by the Companies (Amendment) Act 2005 of Singapore, which came into operation on January 30, 2006.

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We, the several persons whose names, addresses and descriptions are hereunto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the Capital of the Company set opposite to our respective names.

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
Lim Ming Seong 69 Chartwell Road Singapore 1955 Group Managing Director	ONE One(1) Preferred Share

Toh Kim Huat 17A Dunbar Walk Singapore 1544 General Manager	ONE One(1) Ordinary Share

Total number of shares taken	Two (2)

Dated this 13th day of November, 1987

Witness to the above signatures :-
TAN BAR TIEN, Advocate and Solicitor B.T. TAN & COMPANY No.10, Anson Road, #20-15, International Plaza, Singapore 0207

8

NEW ARTICLES OF ASSOCIATION

of

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

(As adopted on 14 October 1999 and amended by:-

-Special Resolutions passed on 30 May 2001, 15 May 2002, 17 August 2005 and 24 April 2007

-Ordinary Resolution passed on 28 April 2005)

ALLEN & GLEDHILL,

36, Robinson Road, #18-01,

City House,

Singapore 068877.

THE COMPANIES ACT, CHAPTER 50

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

(As adopted on 14 October 1999 and amended by:-

-Special Resolutions passed on 30 May 2001, 15 May 2002, 17 August 2005 and 24 April 2007

-Ordinary Resolution passed on 28 April 2005)

PRELIMINARY

1. The regulations in Table A in the Fourth Schedule to the Companies Act, Chapter 50 (as amended) shall not apply to the Company.	Table “A” not to apply.

**2. In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.	Interpretation.

“The Act”	The Companies Act, Chapter 50.

“The Company”	Chartered Semiconductor Manufacturing Ltd.

*“In writing”	In written form or in a form produced by any substitute for writing or in the form of an electronic record complying with Section 7 of the Electronic Transactions Act, Chapter 88.

*“Notice” or “Document” or “Record” or “Report” or other similar expressions	A notice, document, record or report which is made in writing and which complies with any conditions imposed by applicable law (if any), including without limitation, Section 9 of the Electronic Transactions Act, Chapter 88.

*	Deleted and substituted by Special Resolution passed at the 14th Annual General Meeting held on 15 May 2002.
**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

“Month”	Calendar month.

“Office”	The registered office of the Company for the time being.

“Ordinary Shares”	The ordinary shares in the capital of the Company.

“Paid”	Paid or credited as paid.

“Seal”	The Common Seal of the Company.

“Stock Exchange”	Any applicable stock exchange upon which shares in the Company are/may be listed.

“The Statutes”	The Act and all other applicable laws and regulations for the time being in force concerning companies and affecting the Company.

“These presents”	These Articles of Association as from time to time altered.

“Year”	Calendar year.

The expressions “Depositor”, “Depository”, “Depository Agent”, “Depository Register” and “treasury shares” shall have the meanings ascribed to them respectively in the Act.

References in these presents to “holders” of shares or a class of shares shall:-

(a) exclude the Depository or its nominee (as the case may be) except where otherwise expressly provided in these presents or where the term “registered holders” or “registered holder” is used in these presents;

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares, and

(c) except where otherwise expressly provided in these presents, exclude the Company in relation to shares held by it as treasury shares,

and “holding” and “held” shall be construed accordingly.

The expression “Director” shall have the meaning ascribed to it in the Act and shall, where the context so requires, be deemed to include a reference to an Alternate Director.

References in these presents to “member” shall, where the Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

The expression “Secretary” shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Any reference in these presents to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Subject as aforesaid any words or expression defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

The headnotes are inserted for convenience only and shall not affect the construction of these presents.

**SHARE CAPITAL
3.* **See footnote.

ISSUE OF SHARES

***4.   Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 8, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as

Issue of Shares.

*	Substituted pursuant to the Special Resolution passed at an Extraordinary General Meeting held on 17 August 2005.
**	Deleted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.
***	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors.

4A.1** In this Article 4A, the following expressions shall, unless the context otherwise requires, have the following meanings:	Interpretation

“Additional Amounts” has the meaning ascribed to it in Article 4A.19(2);

“Adjustment Effective Date” means the date on which an adjustment to the Conversion Price takes effect with respect to the Preference Shares;

“ADSs” means American Depositary Shares of the Company, each representing 10 Ordinary Shares, issued pursuant to the ADS Deposit Agreement;

“ADS Deposit Agreement” means the deposit agreement, dated 4 November 1999, among the Company, Citibank, N.A., as the ADS depositary, and holders of ADSs from time to time, as amended, modified or supplemented from time to time;

“Amendment Date” means the date on which the Companies (Amendment) Act 2005 comes into force;

“Auditors” means the auditors for the time being of the Company;

“Average Market Price” as of any date means the arithmetic mean of the daily Closing Sale Prices quoted for the Ordinary Shares on the SGX-ST for the 10 consecutive Trading Days immediately preceding that date;

“Business Day” means a day (other than a Saturday or Sunday) on which commercial banks are open for business in Singapore and (if different) the jurisdiction in which the specified office of the Conversion Agent, the Redemption Agent or the Transfer Agent, as applicable, is located and if, on that day, a transfer of funds is to be made in respect of the Preference Shares, New York City also;

“Class Meeting” means a class meeting of the Preference Shareholders;

“Clearstream” means Clearstream Banking, societe anonyme;

“Closing Sale Price” of any securities on any Trading Day means the last transacted price per security of such securities (or if no last transacted price is reported, the average of the bid and offer prices or, if more than one in either

**	New Article 4A was inserted pursuant to the Special Resolution passed at an Extraordinary General Meeting held on 17 August 2005.

case, the average of the average bid and the average offer prices) on such Trading Day reported by the relevant stock exchange on which such securities may be traded;

“Conversion Agent” means such conversion agent(s) in respect of the Preference Shares as may from time to time be appointed by the Directors;

“Conversion Date” has the meaning ascribed to it in Article 4A.16(8);

“Conversion Notice” has the meaning ascribed to it in Article 4A.16(7);

“Conversion Period” has the meaning ascribed to it in Article 4A.16(2);

“Conversion Price” per Ordinary Share means the price determined by multiplying:

(1)      the sum of the conversion premium, 20%, and 100 per cent., by

(2)      the volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page CSM SP <equity> AQR (or any successor page) from 9:00 a.m. to 5:15 p.m., Singapore time, for the five consecutive Trading Days ending on the date of the general meeting at which the shareholders of the Company approve the issuance of the Preference Shares, by

(3)      the U.S. dollar/Singapore dollar noon buying rate in New York, as certified for customs purposes by the Federal Reserve Bank of New York, on the date of the general meeting at which the shareholders of the Company approve the issuance of the Preference Shares, subject to adjustment in certain circumstances in accordance with Articles 4A.17 and 4A.18;

“Distributable Profits” means the profits available to the Company for distribution as a dividend in compliance with Section 403 of the Act by reference to the then most recent financial statements of the Company;

“Early Redemption Price” shall, as of any date of determination, be determined as follows: Elapsed Days 1,800

Early Redemption Price = Allocated Value x (	US$10,000)
Allocated Value

where: (1) “Allocated Value” is equal to US$8,443.24, which is the portion of the issue price of a unit (of which the Preference Shares form a component) that was allocated to the Preference Share component of the unit in accordance with the Purchase Agreement dated 22 July 2005 relating to the issue of the units and which shall be the issue price of each Preference Share; and

(2)      “Elapsed Days” means the number of days elapsed since the Issue Date to that date of determination (computed on the basis of a 360-day year of 12 30-day months);

“Euroclear” means Euroclear Bank S.A./N.V.;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Fundamental Change” has the meaning ascribed to it in Article 4A.8(2);

“General Meeting” means a general meeting of the members of the Company;

“Issue Date” means the date on which the Preference Shares are first allotted and issued as the Directors shall determine;

“Maturity Date” means the fifth anniversary of the Issue Date (or, if such date is not a Business Day, the immediately preceding Business Day) or such other date falling not more than five years from the Issue Date as may be prescribed by the Directors on or prior to the Issue Date;

**“Ordinary Shares” means ordinary shares in the capital of the Company, provided that if all Ordinary Shares are replaced by other securities (all of which are identical), the expression “Ordinary Shares” shall thereafter refer to such other securities;

“Parity Shares” has the meaning ascribed to it in Article 4A.4(1)(c);

**“Preference Shares” means the convertible redeemable preference shares in the capital of the Company, or any one of such convertible redeemable preference shares, as the context may so require, carrying the rights, benefits and privileges and subject to the restrictions set out in this Article 4A;

“Preference Shareholders” means the holders of the Preference Shares, and where the context requires,

“Preference Shareholder” means any of them;

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

“Public Acquirer Change of Control” has the meaning ascribed to it in Article 4A.18(3);

“record date” means, in relation to any transaction affecting any securities, the date as at the close of business on which holders of such securities must be registered as such to participate in such transaction;

“Redemption Agent” means such redemption agent(s) in respect of the Preference Shares as may from time to time be appointed by the Directors;

“Redemption Amount” means US$10,000 for each Preference Share;

“Register of Preference Shareholders” means the Register of Preference Shareholders maintained by the Company as referred to in Article 4A.15(2);

“Registration Date” has the meaning ascribed to it in Article 4A.16(11);

“Securities Account” means a securities account maintained by a Depositor (as defined in Article 2) with the Depository (as defined in Article 2);

“SGX-ST” means the Singapore Exchange Securities Trading Limited;

“Singapore Dollar(s)” or “S$” means the lawful currency of Singapore;

“specified office” means, in relation to the Conversion Agent, the Redemption Agent or the Transfer Agent, the office through which it agrees to perform its functions as Conversion Agent, Redemption Agent or Transfer Agent, as the case may be;

“Temasek” means Temasek Holdings (Private) Limited and its successor corporations;

“Trading Day” means, with respect to a stock exchange, a day when such stock exchange is open for business, provided, however, that if no transaction price or bid and offer prices are reported by such exchange in respect of the relevant security for one or more days, such day or days will be disregarded in any relevant calculation that is made by references to such transaction price or bid or offer price;

“Transfer Agent” means such transfer agent(s) in respect of the Preference Shares as may from time to time be appointed by the Directors;

“U.S. dollar(s)” or “US$” means the lawful currency of the United States of America; and

“U.S. GAAP” means U.S. generally accepted accounting principles.

4A.2 The Company may allot and issue such number of Preference Shares at such issue price and on such terms and conditions as the Directors may	General

determine, all of which shall carry the rights, benefits and privileges and be subject to the restrictions set out in this Article 4A.

4A.3 (1) No Right to Dividends. Subject to Article 4A.3(2):	No Right to Dividends

(a)      the Preference Shares shall not confer on the Preference Shareholders any right, and the Preference Shareholders shall have no right, to any dividends paid out of the Distributable Profits of the Company, whether in cash or in kind and whether interim or final; and

(b)     neither the Directors nor the Company shall propose, declare, resolve, approve, pay, distribute or make any such dividends in respect of the Preference Shares,

in each case regardless of whether the Company may have proposed, declared, resolved, approved, paid, distributed or made any such dividends in respect of the Ordinary Shares or any other shares in the capital of the Company.

(2) Use of Distributable Profits Not Prejudiced. Nothing in Article 4A.3(1) shall restrict, prohibit or otherwise affect the ability of the Company to:

(a)     redeem, purchase, reduce or cancel the Preference Shares out of Distributable Profits; or

(b)     pay or distribute any amount in respect of the Preference Shares out of Distributable Profits on the liquidation, winding-up or dissolution of the Company,

in each case in compliance with applicable law and the other provisions of this Article 4A.

4A.4 (1) Ranking in Liquidation. On the liquidation, winding-up or dissolution of the Company, the Preference Shares shall rank:

(a)     junior to all existing and future debt obligations of the Company;

(b)     junior to each class of shares in the capital of the Company the terms of which provide that such class ranks senior to the Preference Shares as regards repayment of amounts paid up or credited as paid up on such class of shares;

(c)     on a parity with each class of shares in the capital of the Company the terms of which provide that such class ranks on a parity with the Preference Shares as regards repayment of amounts paid up or credited as paid up on such class of shares (“Parity Shares”); and

(d)     senior to the Ordinary Shares (including those represented by ADSs) and each class of shares in the capital of the Company the terms of which provide that such class ranks junior to the Preference Shares

Ranking and Liquidation Preference

as regards repayment of amounts paid up or credited as paid up on such class of shares.

(2) Liquidation Preference. The Preference Shareholders, other than any Preference Shareholders who have exercised their right of election under Article 4A.16(15)(a), shall on the liquidation, winding-up or dissolution of the Company, be entitled:

(a)     in priority to the holders of any other shares in the capital of the Company (including the Ordinary Shares); but

(b)     pari passu with the holders of all other Parity Shares,

to be paid, out of the assets of the Company available for distribution among the members of the Company, the Redemption Amount.

Preference Shareholders who have exercised their right of election under Article 4A.16(15)(a) shall be entitled to the sums specified in that Article.

(3) Rateable Sharing. If on the liquidation, winding-up or dissolution of the Company, the amounts payable with respect to the Preference Shares and all other Parity Shares are not paid in full, the holders of the Preference Shares and the holders of such Parity Shares shall share equally and rateably in any distribution of the assets of the Company available for distribution among the members of the Company in proportion to the full amounts to which each such holder is entitled.

(4) No Further Participation. After payment in full of the Redemption Amount, the Preference Shareholders will not be entitled to any further participation in any distribution of the assets of the Company available for distribution among the members of the Company.

The balance of such assets, after payment in full of the amounts payable with respect to the Preference Shares and all other Parity Shares, shall belong to and be distributed among the holders of any class of shares in the capital of the Company, other than the Preference Shares and any other shares not entitled to participate in such assets, in accordance with the respective rights attaching thereto.

(5) Sale, Merger, etc. not a Liquidation. Neither:

(a)     the voluntary sale, conveyance, exchange or transfer, for cash, shares, securities or other consideration, of all or substantially all of the property, assets or undertaking of the Company; nor

(b)     the consolidation, merger or amalgamation of the Company with or into any other entity or the consolidation, merger or amalgamation of any other entity with or into the Company,

shall be deemed to constitute a liquidation, winding-up or dissolution of the Company for the purposes of this Article 4A.4.

(6) Consolidation, Merger and Sale of Assets. The Company may not consolidate with or merge into any other person in a transaction in which the Company is not the surviving entity, or convey, transfer or lease all or substantially all of its properties and assets to any person unless:

(a) it has made provision for the satisfaction of its obligations to redeem, if any, the Preference Shares; and

(b)      except in the case of Public Acquirer Change of Control where the Company elects to adjust the Conversion Price and related conversion obligation under Article 4A.18, the Company has made provision for the holders of the Preference Shares to convert the Preference Shares into the kind and amount of cash, securities or other property receivable upon such consolidation, merger, conveyance, transfer or lease by a holder of the number of Ordinary Shares in which the Preference Shares might have converted immediately prior to that consolidation, merger, conveyance, transfer or lease (without giving effect to any adjustment to Conversion Price under Article 4A.17(9)).

These conditions will only apply to a merger or consolidation in which the Company is not the surviving corporation and to conveyances, leases and transfers by the Company as transferor or lessor.

4A.5 (1) No Further Participation. The Preference Shareholders shall have no right to participate in the profits or assets of the Company beyond the rights conferred under this Article 4A.

(2) No Pre-emptive Rights. The Preference Shareholders shall have no pre-emptive or preferential rights to purchase or subscribe for any shares, rights, warrants, options, obligations or other securities of the Company and shall not be entitled to pro rata subscription rights with respect to future issues by the Company or any of its subsidiaries of Ordinary Shares or ADSs, or securities or rights which are convertible or exchangeable into Ordinary Shares or ADSs.

Limits on Rights Attached to Preference Shares

4A.6 Unless earlier redeemed, converted or purchased and cancelled by the Company, the Company shall redeem, out of funds legally available for such redemption, each Preference Share on the Maturity Date at the Redemption Amount in accordance with all applicable law and the provisions of this Article 4A.	Mandatory Redemption

4A.7 (1) Tax and Clean-up Redemption. The Company may at any time prior to the Maturity Date redeem all, but not some only, of the Preference Shares at the Early Redemption Price in the following circumstances:	Optional Redemption and Purchase by Company
(a) if the Company determines that as a result of:

(i)       any change in, or amendment to, the laws or regulations of Singapore, or rulings promulgated under any such laws or regulations or by any authority of or in Singapore having power to tax, which change or amendment becomes effective on or after the Issue Date;

(ii)      any change in the general application or official or judicial interpretation of any such laws, regulations or rulings, which change becomes effective on or after the Issue Date; or

(iii)    any change in the general application or official or judicial interpretation of, or any execution or amendment to, any treaty or treaties affecting taxation to which Singapore is a party, which change, execution or amendment becomes effective on or after the Issue Date, the Company will be required to pay Additional Amounts pursuant to Article 4A.19(2) (notwithstanding the foregoing, the Company may not redeem those Preference Shares the holders of which have irrevocably waived their rights to such Additional Amounts no later than the date falling seven Business Days prior to the proposed redemption date); or

(b)     at least 95 per cent. of all Preference Shares issued have been converted, redeemed or purchased and cancelled.

(2) Call Redemption. The Company may at any time on or after the second anniversary of the Issue Date and prior to the Maturity Date redeem all or any of the Preference Shares at the Early Redemption Price if the Closing Sale Price of the Ordinary Shares on the SGX-ST for any 20 Trading Days (translated into U.S dollars at the U.S. dollar/Singapore dollar noon buying rate in New York on each of such Trading Days, as certified for customs purposes by the Federal Reserve Bank of New York) in any 45 calendar day period ending not more than five calendar days prior to the date on which notice of such redemption is given is at least 125% of the Conversion Price, as adjusted through, and effective on, such notice date.

(3) Redemption Notice. If the Company elects to redeem the Preference Shares pursuant to this Article 4A.7, it shall give not less than 30 calendar days’ and not more than 60 calendar days’ prior notice to the Preference Shareholders, which notice shall be irrevocable. The Company shall also publish such redemption notice in accordance with Article 4A.22.

(4) Redemption Date. The redemption of any Preference Shares called for redemption pursuant to this Article 4A.7 shall be made on the date specified in the relevant redemption notice.

(5) Redemption Opinion. Prior to the redemption of any Preference Shares pursuant to Article 4A.7(1)(a), the Company shall provide the Redemption Agent with a legal opinion that the conditions precedent to such redemption have occurred.

(6) Purchase by the Company. The Company may, in accordance with all applicable laws and regulations, at any time purchase the Preference Shares in the open market or otherwise at any price. Any Preference Share that the Company purchases will be cancelled, unless it is permitted by applicable law to hold, re-issue or re-sell such Preference Shares. If the Company is permitted by applicable law to purchase and hold the Preference Shares, the Preference Shares so purchased, while held by or on behalf of the Company or any of its subsidiaries or any company (other than a subsidiary) in which at least 20% of its shares are held, directly or indirectly, by the Company:

(a)     will not entitle the holder to convert the Preference Shares or to vote at any Class Meeting or General Meeting; and

(b)     will not be deemed to be outstanding for the purposes of calculating the quorum at any Class Meeting or General Meeting or with respect to any matter requiring a vote of the holders of the Preference Shares or on which holders of the Preference Shares are entitled to vote.

4A.8 (1) On Fundamental Change. If a Fundamental Change occurs at any time before the close of business on the seventh Business Day prior to the earlier of:

(a)     the Maturity Date; and

(b)     the redemption date fixed for early redemption under Article 4A.7,

the Preference Shareholders will have the option to require the Company to redeem, out of funds legally available for such redemption, any or all of their Preference Shares at the Early Redemption Price, subject to certain exceptions as described in Article 4A.8(3) and subject to Article 4A.18.

Optional Redemption by Preference Shareholders

(2) Certain Definitions. A “Fundamental Change” occurs if:

(a)     at any time the Ordinary Shares are not listed on the SGX-ST (or its successor) or the ADSs are not listed or admitted to trade on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market (or their respective successors);

(b)     (i) Temasek ceases to beneficially own (as such term is defined under Rule 13d-3 and Rule 13d-5 under the Exchange Act) at least 30% of the Company’s voting securities, (ii) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquires beneficial ownership of the Company’s voting securities that is greater than the beneficial ownership of Temasek of the Company’s voting securities, or (iii) Temasek ceases to control (as defined in Article 4A.8(4)(c)) the Company;

(c)     (i) the Company consolidates with or merges into any other person, or any other person merges with or into the Company, unless the holders of the Ordinary Shares immediately prior to such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of all the then outstanding voting securities entitled to vote generally in elections of directors of the continuing or surviving corporation resulting from such transaction or (ii) the Company sells, assigns, conveys, transfers or leases all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person (other than to one or more of the Company’s wholly-owned subsidiaries);

(d)     at any time the continuing directors of the Company do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company);

(e)     (i) the difference between:

(x)     the sum of (A) the amount standing to the credit of (1) the share premium account of the Company (prior to the Amendment Date) or (2) the share capital account of the Company (at any time on or after the Amendment Date), as the case may be, at any time, plus (B) the retained earnings of the Company (as determined under U.S. GAAP) at that time (if any), minus (C) the accumulated deficit of the Company (as determined under U.S. GAAP) at that time (if any), plus (D) the accumulated other comprehensive income of the Company (as determined under U.S. GAAP) at that time (if any) minus (E) the accumulated other comprehensive loss of the Company (as determined under U.S. GAAP) at that time (if any); and

(y)     the redemption amounts that the Company would be required to pay in respect of any other classes of preference shares issued by the Company and outstanding at that time,

is less than two times the total Redemption Amount of the Preference Shares outstanding at that time; or

(ii)     after the Amendment Date, at any time the Company would be unable to make a solvency statement (under the Act), assuming the Company were to redeem the Preference Shares and all other classes of preference shares issued by the Company and outstanding at that time; or

(f)      after the Issue Date, any new law, or amendment to the existing laws of Singapore (other than the amendments proposed by the Companies (Amendment) Act 2005), is passed by the Singapore Parliament (without regard to whether such change in law has become effective), or there is any change in the general application or official or judicial interpretation of such laws, that would (i) prevent the Company from paying, or materially restrict the ability of the Company to pay, the full amount of the Redemption Amount of the outstanding Preference Shares or (ii) restrict materially the convertibility of the Preference Shares.

For purposes of the calculations required under paragraphs (e) and (f), all redemption amounts used in these calculations will be measured assuming that such amounts were required to be paid at the time of such calculation.

(3) No Right to Redeem. Notwithstanding the foregoing, the Preference Shareholders will not have the right to require the Company to redeem any Preference Shares under Article 4A.8(2)(b), (c) or (d) (and the Company will not be required to deliver the notice incidental to such Fundamental Change pursuant to Article 4A.8(5)), if:

(a)     the Closing Sale Price of the Ordinary Shares on the SGX-ST for any five Trading Days (translated into U.S dollars at the U.S. dollar/Singapore dollar noon buying rate in New York on each of such Trading Day, as certified for customs purposes by the Federal Reserve Bank of New York) within:

(i)      the period of 10 consecutive Trading Days ending immediately after the later of the effective date of the Fundamental Change or the public announcement of the Fundamental Change, in the case of a Fundamental Change under Article 4A.8(2)(b) and (d), or

(ii)     the period of 10 consecutive Trading Days ending immediately before the effective date of the Fundamental Change, in the case of a Fundamental Change under Article 4A.8(2)(c),

in either case equals or exceeds 105% of the applicable Conversion Price in effect on each of those five Trading Days; or

(b)     at least 90% of the consideration paid for the Ordinary Shares (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation or a conveyance, sale, transfer or lease otherwise constituting a Fundamental Change under Article 4A.8(2)(c) consists of shares of capital stock (or American Depositary Shares, in the case of a qualifying foreign merger as defined in Article 4A.8(4)(d)) traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States or will be so traded or quoted immediately following such Fundamental Change and, as a result of such Fundamental Change, the Preference Shares become convertible into such shares or American Depositary Shares.

(4) Certain Definitions. For purposes of this Article 4A.8:

(a)     “capital stock” means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of the assets of, the issuing person (for avoidance of doubt, “capital stock” shall not include debt securities convertible or exchangeable into equity interests of the issuing person).

(b)     “continuing director” means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of the Board of Directors of the Company on the Issue Date or (ii) was nominated for election or elected to the Board of Directors of the Company with the approval of (A) a majority of the continuing directors who were members of the Board of Directors of the Company at the time of such nomination or election or (B) Temasek.

(c)     “control” means (i) possession, directly or indirectly, of more than 50% of the Company’s voting securities or (ii) the ability, directly or indirectly, to influence any decision of, or to direct or cause the direction of, the Company’s management and policies, including decisions pertaining to operations and maintenance.

(d)     “qualifying foreign merger” means a transaction pursuant to which (i) the Company consolidates with or merges into any other person in a transaction in which the Company is not the surviving entity, or conveys, transfers or leases all or substantially all of the Company’s properties and assets to, any person (each such person, a “successor person”); (ii) where the successor person is organized under the laws of a jurisdiction other than Singapore or any U.S. domestic jurisdiction, (iii) the successor person has capital stock or American Depositary Shares representing such capital stock traded on the New York Stock Exchange or U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States, (iv) the successor person has a worldwide total market capitalization of its equity securities (before giving effect to such transaction) of at least US$5 billion, and (v) the successor person has consented to service of process in the United States.

(e)     “voting securities” refers to all of the outstanding securities of the Company entitled to vote generally in elections of the Directors.

(5) Notice of Fundamental Change. As soon as practicable, but in no event later than five Business Days after the Company becomes aware of the occurrence of a Fundamental Change, the Company will give notice to all holders of the Preference Shares, the Redemption Agent and the Conversion Agent, in accordance with Article 4A.22. Such notice will state, among other things:

(a)     the events causing the Fundamental Change;

(b)     the effective date of the Fundamental Change;

(c)     the Fundamental Change redemption price;

(d)     the Fundamental Change redemption date, which will be the earlier of (i) the date falling 45 calendar days from the notice date and (ii) the Maturity Date;

(e)     the last date on which a holder may elect to have its Preference Shares redeemed;

(f)      the name and address of the Redemption Agent;

(g)     the Conversion Price and whether the Fundamental Change is such that the Conversion Price will need to be adjusted under Article 4A.17(9);

(h)     the period during which a Conversion Notice can be delivered to the Conversion Agent for the conversion to be deemed to be in connection with a Fundamental Change under Article 4A.17(9), which period shall not in any event extend beyond the Maturity Date;

(i)      that the Preference Shares with respect to which a Fundamental Change redemption notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change redemption notice by a written notice of withdrawal delivered to the Redemption Agent prior to the close of business on the Business Day prior to the Fundamental Change redemption date; and

(j)      the procedures that holders must follow to require the Company to redeem their Preference Shares (including the procedures described in Article 4A.8(6)).

(6) Redemption Notice. Each holder electing to have any of its Preference Shares redeemed under this Article 4A.8 must deliver a written notice (in substantially the form for the time being approved by the Company and available from the Redemption Agent) to the Company and the Redemption Agent at least 10 calendar days prior to the redemption date. The notice must specify the number of Preference Shares submitted for redemption.

(7) Solvency Statement. Notwithstanding anything in this Article 4A, but without prejudice to the rights of the holders of the Preference Shares to require the Company to redeem their Preference Shares in accordance with this Article 4A.8, in no event shall the Company be required to make a solvency statement except when required to do so under the Act.

4A.9 (1) Obligations of Redeeming Holder. On or before any date fixed for redemption of any Preference Shares, each Preference Shareholder whose Preference Shares are to be redeemed shall be bound to:

Redemption Procedures

(a) deliver to the Company the share certificates in respect of those Preference Shares to be redeemed which are held by him, in order that the same may be cancelled; or

(b)     at the election of a holder of any global certificate representing the Preference Shares, make an appropriate notation on such global certificate indicating a reduction in the number of Preference Shares represented by such global certificate by the number of Preference Shares to be redeemed.

(2) Obligations of Company. Upon and subject to the delivery of the relevant share certificates (or an appropriate form of indemnity) or the making of the appropriate notation as described above on such date or thereafter, the Company shall:

(a)     pay promptly to each such holder (or in the case of joint holders, to the holder whose name stands first in the Register of Preference Shareholders) the amount due to him in respect of such redemption in accordance with this Article 4A.9; and

(b)     issue to each such holder the balancing certificate (if any) in respect of any Preference Shares held by him which are not redeemed.

(3) Payments. The Company shall pay all amounts payable on the redemption of the Preference Shares:

(a)     in immediately available funds by wire transfer of funds in U.S. dollars to an account with a bank in New York City specified by each Preference Shareholder; or

(b)     by despatch of a U.S. dollar cheque drawn on a bank in New York City to each Preference Shareholder at its registered address for the time being.

(4) When Preference Shares Cease to be Outstanding. If the Redemption Agent holds money or securities sufficient to pay the amount payable for the redemption of any Preference Shares on the Business Day following the date fixed for the redemption of such Preference Shares, then, immediately after such redemption date, such Preference Shares shall cease to be outstanding, whether or not delivery of the relevant share certificates (or an appropriate form of indemnity) or the making of the appropriate notation as described above is made. At such time, all rights of the holder(s) of such Preference Shares shall terminate, other than the right to receive the amount payable for the redemption of such Preference Shares upon such delivery or notation.

(5) Payments to Joint Holders. All payments with respect to the Preference Shares held jointly by two or more persons shall be paid or made to whichever of such persons is named first in the Register of Preference Shareholders and the making of any payment or distribution in accordance with this Article 4A.9(5) shall discharge the liability of the Company in respect thereof.

4A.10 If, by reason of any provision of the Act or for any reason whatsoever, the Company is unable to make payment of any amount due in respect of the Preference Shares, then the Company shall from time to time (subject to the maximum amount and extent permitted by law, and on the earliest date on which such payments may lawfully be made) make payments on account of the amount so owing on a pro rata basis to the holders of the Preference Shares until such amount has been paid in full.	Default in Payment or Partial Payment

4A.11 (1) Right to Receive Information and Attend and Vote at Meetings. The Preference Shareholders shall be entitled:

(a)     to receive copies of the reports and accounts (including the balance sheet and profit and loss account) of the Company or in lieu of the annual audited accounts of the Company, upon their election, the summary financial statements prepared and delivered in accordance with the Act, circulars and notices of General Meetings, being the same as those which the holders of Ordinary Shares are entitled to receive, but shall not be entitled to attend or vote at any General Meeting other than under the circumstances set out in Article 4A.11(1)(c);

(b)     to attend, speak and vote (in person or by proxy or attorney or in the case of a corporation, by a duly authorised representative) at any Class Meeting; and

(c)     notwithstanding Article 4A.11(1)(a), to attend (in person or by proxy or attorney or in the case of a corporation, by a duly authorised representative) any General Meeting of the Company and to be counted for the purposes of a quorum at such General Meeting and to vote at any General Meeting of the Company if (but only if):

(i)     the resolution in question varies the rights attached to the Preference Shares; or

(ii)    the resolution in question is for the winding-up of the Company,

save that the Preference Shareholders may not vote upon any business dealt with at such General Meeting except the election of a

Information and Voting Rights

chairman for such General Meeting, any motion for adjournment and any resolution for the variation of the rights attached to the Preference Shares or any resolution for the winding-up of the Company.

(2) Number of Votes. At every General Meeting at which the Preference Shareholders are entitled to attend and vote pursuant to Article 4A.11(1)(c) and at every Class Meeting, every Preference Shareholder who is present in person or by proxy or attorney (or in the case of a corporation by a duly authorized representative):

(a)     on a show of hands shall have one vote; and

(b)     on a poll shall have one vote for each Ordinary Share into which each Preference Share held by such Preference Shareholder would have been converted if the Conversion Date for such Preference Share were the date 48 hours preceding the date of such General Meeting or Class Meeting.

(3) Proxies. A Preference Shareholder may appoint not more than two proxies to attend and vote at the same General Meeting or Class Meeting. In any case where a form of proxy appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy. A proxy need not be a member of the Company.

(4) General. The provisions of these presents relating to votes of members of the Company shall (subject to and except to the extent inconsistent with this Article 4A) apply mutatis mutandis to votes of the Preference Shareholders at any General Meeting.

4A.12 The provisions of these presents relating to General Meetings, notice of and proceedings at General Meetings and votes of members of the Company shall (subject to and except to the extent inconsistent with this Article 4A) apply mutatis mutandis to any separate Class Meeting.	Class Meetings

4A.13 (1) Senior Shares Deemed a Variation. Without prejudice to the generality of Article 4A.21, the authorization, creation (by way of reclassification or otherwise) or issue by the Company of shares that rank senior in priority to the Preference Shares with respect to rights upon liquidation, winding-up or dissolution shall:	Further Preference Shares

(a)     be deemed to constitute a variation of the rights attached to the Preference Shares; and

(b)     require the consent of the Preference Shareholders under Article 4A.21.

(2) Pari Passu or Junior Shares Not a Variation. The authorization,

creation (by way of reclassification or otherwise) or issue by the Company of shares (including any obligation or security convertible or exchangeable into, or evidencing a right to purchase, shares) that:

(a)     rank pari passu with or junior to the Preference Shares with respect to rights upon liquidation, winding-up or dissolution (including, without limitation, the Parity Shares); or

(b)     confer on the holders thereof a right to any dividends out of the Distributable Profits of the Company,

shall not, in each case, constitute a variation of the rights attached to the Preference Shares and shall not require the consent of the Preference Shareholders under Article 4A.21.

4A.14 (1) Preference Shares Issued Before Amendment Date. In relation to any Preference Shares issued prior to the Amendment Date, such Preference Shares may only be redeemed out of the share premium account of the Company if the Company satisfies the solvency test for such redemption under the Act as amended by the Companies (Amendment) Act 2005, to the extent such satisfaction is required by law or, in the absence of a Singapore court decision to this effect, to the extent that the Company is so advised by its counsel.

(2) All Preference Shares. So long as any of the Preference Shares remains outstanding:

(a)     the Company shall ensure that the difference between:

(i)      the sum of (A) the amount standing to the credit of (I) the share premium account of the Company (prior to the Amendment Date) or (II) the share capital account of the Company (at any time on or after the Amendment Date), as the case may be, at any time, plus (B) the retained earnings of the Company (as determined under U.S. GAAP) at that time (if any), minus (C) the accumulated deficit of the Company (as determined under U.S. GAAP) at that time (if any), plus (D) the accumulated other comprehensive income of the Company (as determined under U.S. GAAP) at that time (if any) minus (E) the accumulated other comprehensive loss of the Company (as determined under U.S. GAAP) at that time (if any); and

(ii)     the redemption amounts that the Company would be required to pay in respect of any other classes of preference shares issued by the Company and outstanding at that time,

is not less than the total Redemption Amount of all the Preference Shares that are outstanding at that time; and

(b)     after the Amendment Date, the Company shall use all reasonable

Share Premium and Share Capital Accounts

          endeavours to ensure that at all times the Company would be able to make a solvency statement (in accordance with Singapore law), assuming the Company were to redeem the Preference Shares and all other classes of preference shares issued by the Company and outstanding at that time.

For purposes of the calculations required under this Article 4A.14(2), all redemption amounts used in these calculations will be measured assuming that such amounts were required to be paid at the time of such calculation.

4A.15 (1) Form. The Preference Shares shall be in registered form. (2) Register. The Company shall maintain a Register of Preference Shareholders at all times in accordance with the Act.	Form, Register, Registration, Transfer and Replacement

(3) Registration Equals Ownership. The Company and any of its agents may treat the person in whose name a Preference Share is registered as the absolute owner of such Preference Share for the purpose of making payment and for all other purposes.

(4) General. The provisions of these presents relating to the registration, transfer, transmission certificates and replacement thereof applicable to Ordinary Shares shall apply mutatis mutandis to the Preference Shares.

4A.16 (1) Conversion Right. Subject to the further provisions of this Article 4A.16, a Preference Shareholder may convert all or any of its Preference Shares into Ordinary Shares during such hours as may be agreed between the Company and the Conversion Agent on any Business Day during the Conversion Period at the Conversion Price then in effect.

(2) Conversion Period. A Preference Shareholder may convert its Preference Share into Ordinary Shares during such hours as may be agreed between the Company and the Conversion Agent on any Business Day during the period (“Conversion Period”):

(1)     commencing 40 calendar days after the Issue Date; and

(2)     ending on the date falling seven Business Days prior to the earlier of:

(a)     in the case of any Preference Share called for redemption pursuant to Article 4A.7 or 4A.8, the date fixed for such redemption (unless the Company shall default in making the redemption payment, provided that in no event shall any such conversion right extend beyond the Maturity Date); or

(b)     the Maturity Date.

(3) Number of Ordinary Shares Deliverable on Conversion. The number of Ordinary Shares to be delivered pursuant to the conversion of the Preference

Optional Conversion

Shares shall be determined by dividing the Redemption Amount of all Preference Shares to be converted by a holder by the Conversion Price in effect on the relevant Conversion Date.

(4) Conversion into Ordinary Shares. Upon conversion of any Preference Share:

(a)     such Preference Share shall cease to carry any of the rights, benefits, privileges, preference or priority, and shall cease to be subject to any of the restrictions, set out in this Article 4A;

(b)     the holder of such Preference Share shall cease to have any right as such holder with respect to such Preference Share;

(c)     the delivery to such Preference Shareholder, subject to applicable laws and in accordance with these presents, of the fixed number of Ordinary Shares or ADSs into which such Preference Share is convertible shall be deemed to satisfy and discharge the Company’s obligation in respect of such Preference Share; and

(d)     the Ordinary Shares deliverable pursuant to such conversion shall be issued credited as fully paid and shall rank pari passu in all respects with all other Ordinary Shares of the Company then in issue (save for any dividend, rights or other distributions the record date for which is before the relevant Conversion Date).

(5) Conversion into ADSs. A Preference Shareholder may elect to receive Ordinary Shares deliverable upon the conversion of its Preference Shares in the form of ADSs. In such event, the Company shall, on behalf of such Preference Shareholder, as soon as practicable, subject to applicable laws and in accordance with these presents, deliver to and deposit with the ADS depositary, in accordance with the terms of the ADS Deposit Agreement, such number of Ordinary Shares such Preference Shareholder would have received upon conversion had it not elected to receive such Ordinary Shares in the form of ADSs. Subject to compliance with the terms of the ADS Deposit Agreement, including payment of the fees and expenses of the ADS depositary by such Preference Shareholder, the ADS depositary will issue such number of ADSs representing the deposited Ordinary Shares to such Preference Shareholder based on the applicable share-to-ADS ratio then in effect.

(6) Manner of Effecting Conversion. Conversion of the Preference Shares shall be effected in such manner as the Directors shall, subject to these presents and as the Act or other applicable laws or regulations may allow, from time to time determine.

Without prejudice to the generality of the foregoing, the conversion of any Preference Share may be effected by the redemption of such Preference Share on the relevant Conversion Date out of such funds of the Company as shall be legally available for such redemption (including, without limitation, profits, capital, share premium or the proceeds of a fresh issue of shares made for the purpose of the redemption or any combination of the foregoing), with the proceeds of such redemption applied as payment in full for the subscription of the Ordinary Shares to be issued pursuant to such conversion.

(7) Conversion Notice. To convert a Preference Share, a Preference Shareholder must at its own risk and expense deliver, during such hours as may be agreed between the Company and the Conversion Agent, to the Conversion Agent, at its specified office, a duly completed and signed conversion notice (in substantially the form for the time being approved by the Company and available from the Conversion Agent) (“Conversion Notice”), accompanied by:

(a)     the share certificate in respect of such Preference Share (if a definitive share certificate has been issued in respect of the Preference Share being converted) or such other documents or evidence (if any) as the Directors may reasonably require to prove the title and claim of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may require); or

(b)     at the election of a holder of any global certificate representing the Preference Shares, an appropriate notation on such global certificate indicating a reduction in the number of Preference Shares represented by such global certificate by the number of Preference Shares to be converted.

A Conversion Notice once given will be irrevocable and may not be withdrawn without the consent in writing of the Company.

(8) Conversion Date. The date on which a converting Preference Shareholder satisfies all of the requirements set out in Article 4A.16(7) and Article 4A.16(13)(a) is the “Conversion Date.”

(9) Incomplete/Incorrect Conversion Notice. A Conversion Notice that is incomplete or incorrect may be rejected. All costs and expenses incurred by an incomplete or incorrect Conversion Notice will be for the account of the relevant Preference Shareholder.

(10) Delivery of Ordinary Shares. No Preference Shareholder shall be entitled to receive physical share certificates in respect of the Ordinary Shares arising from the conversion of the Preference Shares. Delivery of the Ordinary Shares shall be made by crediting such Ordinary Shares to the Securities Account of, or designated by, the Preference Shareholder. Unless the Company shall have waived this requirement, a converting Preference Shareholder shall deliver a copy of the Conversion Notice to the Company at its registered office (marked for the attention of the Company Secretary). The Company shall deliver the Ordinary Shares arising from the conversion of the Preference Shares to the Securities Account set out in the Conversion Notice as soon as practicable after the Conversion Date, and in any event not later than seven calendar days after the later of (a) the Conversion Date and (b) unless this requirement is waived by the Company, the date on which the converting Preference Shareholder delivers a copy of the Conversion Notice to the Company (subject to all applicable laws and in accordance with these presents).

(11) Entitlements and Record Dates. A holder of Ordinary Shares delivered on conversion of Preference Shares shall not be entitled to any rights of a shareholder the record date for which precedes the date on which the Ordinary Shares are credited to its Securities Account (the “Registration Date”). If the record date for the payment of any dividend or other distribution in respect of the Ordinary Shares is on or after the Conversion Date in respect of any Preference Shares converted, but before the Registration Date, the Company shall pay to the converting Preference Shareholder an amount equal to any such dividend or other distribution to which it would have been entitled had it on that record date been such a shareholder of record of such number of Ordinary Shares delivered upon conversion (without making any retroactive adjustment of the Conversion Price pursuant to Article 4A.17), and will make such payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven calendar days thereafter.

(12) Fractions and Balancing Certificates. Fractions of an Ordinary Share shall not be delivered on conversion and no cash adjustments or payment shall be made in respect of any such fraction. Where a Preference Shareholder has elected to receive Ordinary Shares deliverable upon conversion of its Preference Shares in the form of ADSs, fractions of an ADS (and such number of Ordinary Shares representing such fraction of an ADS) shall not be delivered on conversion and no cash adjustments or payment shall be made in respect of any such fraction.

If a Preference Shareholder converts more than one Preference Share at the same time, the number of Ordinary Shares or ADSs deliverable upon the conversion shall be based on the aggregate Redemption Amount of all the Preference Shares converted. If a Conversion Notice is given in respect of part only of a holding of Preference Shares so that there would, following conversion, remain a number of Preference Shares in that holding smaller than that required to convert into one Ordinary Share at the Conversion Price then applicable, then all the Preference Shares in that holding shall be converted notwithstanding the figures inserted in the Conversion Notice.

(13) Taxes and Charges. As conditions precedent to conversion, the Preference Shareholder must pay:

(a)     any taxes and capital, stamp, issue and registration duties arising on conversion, other than any taxes or capital or stamp duties payable in Singapore in respect of the allotment, issue and delivery of the Ordinary Shares and listing of the Ordinary Shares upon conversion; and

(b)     any tax or duty relating to any disposal or any deemed disposal relating to conversion and transfer involved in the issue or delivery of the Ordinary Shares upon conversion, other than any withholding or deduction for any Singapore tax (as defined in Article 4A.19), in which case the provisions of Article 4A.19 shall apply to such withholding or deduction.

The Company shall pay all other expenses arising on the issue, allotment and delivery of the Ordinary Shares deliverable upon conversion. If a Preference Shareholder elects to receive Ordinary Shares upon conversion in the form of ADSs, the Preference Shareholder shall pay the fees and expenses of the ADS depositary pursuant to the ADS Deposit Agreement in addition to all amounts pursuant to this Article 4A.16(13).

(14) Listing. So long as the Ordinary Shares in issue are listed on the SGX-ST and the ADSs are listed on Nasdaq, the Company shall use all reasonable endeavours to procure that all the Ordinary Shares or ADSs, as the case may be, into which Preference Shares are converted are admitted for listing on the SGX-ST or Nasdaq, as the case may be, at the earliest practicable date following conversion.

(15) Undertakings. So long as any Preference Shares remain capable of being converted into Ordinary Shares or ADSs, then, save with such consent or sanction on the part of the Preference Shareholders as is required for a variation of the rights attached to such Preference Shares:

(a)     if the Company is placed in liquidation, the Company shall forthwith give notice thereof in writing to all Preference Shareholders and such notice shall be published as specified in Article 4A.22.

Each Preference Shareholder shall, in respect of all or any of its Preference Shares, be entitled within 42 calendar days after the date of the resolution for winding-up the Company or (as the case may be) after the date of the order of the Court for winding-up, by notice in writing to the Company, elect to be treated as if:

(i)      its right to convert its Preference Share had been exercisable and had been exercised prior to the commencement of such winding-up; and

(ii)     the Conversion Date for such conversion had been the date immediately preceding the date of such commencement.

In that event, such Preference Shareholder shall be entitled to be paid, in satisfaction of the amount due in respect of such of its Preference Shares as are to be treated as if converted, a sum equal to the amount to which it would have become entitled in such winding-up if it had been the holder of the Ordinary Shares to which it would have become entitled by virtue of such conversion, fractions being disregarded for this purpose (and in respect of its entitlement to receive such sum it shall rank pari passu with the holders of

Ordinary Shares).

At the expiration of the said period of 42 calendar days, any outstanding Preference Shares shall cease to be capable of being treated as if converted;

(b)     the Company shall not make any issue, offer or distribution or take any other action the effect of which would be that, on the conversion of any Preference Shares, the Company would be required to issue Ordinary Shares at a discount to their par value;

(c)     the Company shall procure that there shall be sufficient authorised but unissued share capital available for the purposes of satisfying the requirements of any Conversion Notice as may be given by any Preference Shareholder; and

(d)     the Company shall use all reasonable endeavours to obtain and maintain a listing for the Preference Shares on the SGX-ST.

4A.17 (1) General. The Conversion Price per Ordinary Share shall be adjusted from time to time by the Company in accordance with this Article 4A.17.

In each case, the adjusted Conversion Price is determined by multiplying the Conversion Price before adjustment, denoted as “P”, by an applicable adjustment factor. The formulae for determining the adjustment factors are set forth in the following subsections. In each case, the Conversion Price will be adjusted with effect from the applicable Adjustment Effective Date.

Adjustments to Conversion Price

(2) Share Dividends, Share Splits and Consolidations. If the Company:

(a)     pays a dividend or makes a distribution on the Ordinary Shares in the form of Ordinary Shares;

(b)     splits or reclassifies the outstanding Ordinary Shares into a greater number of Ordinary Shares; or

(c)     consolidates or reclassifies the outstanding Ordinary Shares into a lesser number of Ordinary Shares,

the Conversion Price will be adjusted as follows:

Adjusted Conversion Price = P x X

                                                                  Y

where:

“X” means the number of Ordinary Shares outstanding immediately prior to the effectiveness of the relevant event giving rise to the adjustment; and

“Y” means the number of Ordinary Shares outstanding immediately after effectiveness of the relevant event giving rise to the adjustment.

The Adjustment Effective Date:

(i)      in the case of paragraph (a) above, shall be the record date set by the Company for the relevant dividend or distribution giving rise to the adjustment; and

(ii)     in the case of paragraphs (b) and (c) above, shall be the date on which the relevant split, consolidation or reclassification giving rise to the adjustment becomes effective.

(3) Issuances of Ordinary Shares and Rights. If:

(a)      (i)    the Company issues or distributes Ordinary Shares (other than as described in Article 4A.17(2)

                            (a)); or

(ii)    the Company or any of its subsidiaries issues or distributes any securities or rights which are convertible into or exchangeable for Ordinary Shares, or issues or distributes any warrants or rights to purchase or subscribe for Ordinary Shares, in each case, to all or substantially all holders of the Ordinary Shares; and

(b)    the applicable issuance, distribution, conversion, exchange, purchase or subscription price per Ordinary Share, after taking into account any per Ordinary Share consideration received by the Company in respect of such issuance or distribution, is below 95% of the Average Market Price as of the date of announcement of details concerning such applicable issuance, distribution, conversion, exchange, purchase or subscription price, the Conversion Price will be adjusted as follows:

Adjusted Conversion Price = P × (S + f)

                                                                  (S + a)

where:

“S” means the number of Ordinary Shares outstanding on the date of announcement of details concerning the relevant issuance, distribution, conversion, exchange, purchase or subscription price;

“f” means the number of additional Ordinary Shares which the aggregate applicable issuance, distribution, conversion, exchange, purchase or subscription price (taking into account any aggregate consideration received by the Company in respect of such issuance or distribution) would purchase at the Average Market Price as of such date of announcement; and

“a” means the number of additional Ordinary Shares which are issued or are initially issuable pursuant to the terms of the securities or rights that are the subject of that issuance or distribution.

The Adjustment Effective Date for an adjustment pursuant to this Article 4A.17(3) shall be the record date set by the Company for such issuance or distribution.

In case of any adjustment as a result of issuance of Ordinary Shares by way of a rights offering to all or substantially all holders of Ordinary Shares, the Company may elect to defer the effectiveness of that adjustment until the subscription period applicable to such rights offering has expired. In that case, the Conversion Price shall be adjusted using elements “f” and “a” in the above formula that are calculated on the basis of the actual number of the Ordinary Shares issued and aggregate purchase price actually paid in the rights offering. The adjustment shall take effect retroactively from the record date set by the Company for such rights offering.

(4) Issuances and Distributions of Securities, Assets and Related Rights. If the Company issues or distributes, for less than 95% of their fair market value (as defined below), to all or substantially all holders of the Ordinary Shares, any:

(a)    securities other than securities addressed by Article 4A.17(2), (3) or (6);

(b)    assets, other than dividends addressed by Article 4A.17(5) or (6), or

(c)    rights to acquire the securities or assets described in Articles 4A.17(4)(a) and (b),

the Conversion Price will be adjusted as follows:

Adjusted Conversion Price = P x (M – d)

                                                                       M

where:

“M” means the Average Market Price per Ordinary Share as of the date of announcement of the terms of the issuance or distribution; and

“d” means the fair market value of the portion of the securities, assets or rights to acquire any of the foregoing as is attributable to one Ordinary Share, less any consideration received by the Company in respect of such portion. The fair market value will be as determined by the Directors, which determination will be conclusive and calculated on the last Trading

Day preceding such date of announcement.

The Adjustment Effective Date for an adjustment under this Article 4A.17(4) is the record date set by the Company for that issuance or distribution.

(5) Cash Dividends. If the Company issues or distributes a dividend in the form of cash, the Conversion Price will be adjusted as follows:

Adjusted Conversion Price = P x (M – e)

                                                                      M

where:

“M” has the same meaning as in Article 4A.17(4); and

“e” means the cash dividend payable on one Ordinary Share.

The Adjustment Effective Date for an adjustment under this Article 4A.17(5) is the record date set by the Company for that issuance or distribution.

(6) Spin-Offs. If the Company pays a dividend or makes a distribution to all or substantially all holders of Ordinary Shares consisting of shares of any class or series, or similar equity interests, of or relating to any of its subsidiaries or other business units, the Conversion Price will be adjusted as follows:

Adjusted Conversion Price = P × (  D  )

                                                                    D + v

where:

“D” means the average of the Closing Sale Prices of the Ordinary Shares on the SGX-ST for the 10 consecutive Trading Days following the effective date of the spin-off; provided, however, that if an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, “D” means the Closing Sale Price of the Ordinary Shares on the Trading Day on which the initial public offering price of the securities being distributed in the spin-off is determined; and

“v” means the fair market value of the portion of the securities distributed as is attributable to one Ordinary Share less any consideration received by the Company in respect of such portion.

For purposes of this Article 4A.17(6):

“fair market value” means the number of securities distributed in respect of each Ordinary Share multiplied by the average of Closing Sale Prices of those securities over the 10 consecutive Trading Days following the effective date of the spin-off. If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price.

The Adjustment Effective Date for an adjustment under this Article 4A.17(6) shall be the record date set by the Company for the relevant dividend or distribution giving rise to the adjustment.

(7) Other Adjustments. If the Company determines that any other adjustment should be made to the Conversion Price in the case of a dilutive event that is not specifically addressed by Articles 4A.17(2) to (6), the Company will make such adjustment that is fair and reasonable in the opinion of its Directors.

(8) General Adjustment Provisions. The following provisions shall apply, where applicable, to any adjustment pursuant to this Article 4A.17:

(a)     the Conversion Price may not be reduced so that, on conversion, Ordinary Shares would be issued at a discount to their par value. Except in the case of a consolidation or reclassification of Ordinary Shares pursuant to Article 4A.17(2)(c), the Conversion Price will not be increased as a result of any adjustment;

(b)     in case of an adjustment under Article 4A.17(2), (3), (4), (5) or (6), if the actual amount of adjustment cannot be determined on such record date because certain terms of issuance or distribution have not been determined, the Company may elect to defer the effectiveness of such adjustment until it can be determined and such adjustment will take effect retroactively from the record date set for such issuance or distribution. In such case, the Company shall deliver additional Ordinary Shares, as a result of such adjustment, to any Preference Shareholders who converted their Preference Shares between such record date and the date on which such adjustment is determinable;

(c)     if a Conversion Date falls prior to the Adjustment Effective Date of an adjustment of the Conversion Price and the relevant Registration Date of the Ordinary Shares deliverable upon conversion falls on or after such Adjustment Effective Date, the Company shall deliver to the relevant holder the additional number of Ordinary Shares to which that holder would have been entitled had the relevant Conversion Date fallen immediately following the Adjustment Effective Date;

(d)     no adjustment will be made to the Conversion Price where the adjustment, rounded to the nearest cent as provided below, if applicable, would be less than one per cent. of the Conversion Price then in effect. On any adjustment, the resulting Conversion Price will be rounded to the nearest cent (or the smaller of the nearest cent in the case of two equally near cents). Any adjustment not required to be made and any amount by which the Conversion Price will be rounded will be carried forward and taken into account in any subsequent adjustment;

(e)     no adjustment will be made to the Conversion Price where Ordinary Shares or other securities, options or rights to subscribe for or purchase Ordinary Shares or other securities are issued pursuant to any stock option or purchase programs, plans or similar arrangements approved by the Board of Directors or the shareholders of the Company;

(f)      the Company may, from time to time to the extent permitted by applicable law, reduce the Conversion Price of the Preference Shares, at the sole discretion of the Board of Directors, by any amount for any period of at least 20 calendar days, in which case the Company shall give at least 15 calendar days’ notice of such decrease. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Ordinary Shares resulting from any dividend or distribution of Ordinary Shares (or rights to acquire Ordinary Shares) or from any event treated as such for income tax purposes;

(g)     whenever the Conversion Price has been adjusted, the Company shall promptly notify the Preference Shareholders in the manner prescribed by Article 4A.22; and

(h)     if any doubt arises as to the appropriate adjustment to the Conversion Price, a certificate of the Company’s Auditors will be conclusive and binding on all concerned except in the case of manifest error.

In giving any certificate or determining whether any adjustment is or is not appropriate or making or not making any adjustment under this Article 4A.17, the Auditors shall be deemed to be acting as experts and not as arbitrators and accordingly the provisions of the Arbitration Act, Chapter 10 (“Arbitration Act”) shall not apply. In the absence of manifest error, their decision shall be conclusive and binding on the Company, the Preference Shareholders and all persons having an interest in the Preference Shares.

(9) Adjustment to Conversion Price Upon Certain Fundamental Changes.

(a)     If a Preference Shareholder converts its Preference Shares in connection with a Fundamental Change described in Article 4A.8(2)(b), (c) or (d) (subject to certain exceptions as described below in this Article 4A.17(9) and the Company’s rights under Article 4A.18), the Company will decrease the Conversion Price for the Preference Shares surrendered for conversion as described below in this Article 4A.17(9). However, no decrease will be made in the case of a Fundamental Change under Article 4A.8(2)(c) where at least 90% of the consideration paid for the Ordinary Shares (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation or a conveyance, sale, transfer or lease otherwise constituting such Fundamental Change consists of shares of capital stock (or American Depositary Shares, in the case of a qualifying foreign merger as described under Article 4A.8(4)(d)) traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter trading market in the United States or will be so traded or quoted immediately following such Fundamental Change and, as a result of such Fundamental Change, the Preference Shares become convertible into such shares or American Depositary Shares.

(b)     A conversion of Preference Shares by a holder will be deemed for these purposes to be “in connection with” a Fundamental Change if the Conversion Notice is received by the Conversion Agent on or subsequent to the effective date of the Fundamental Change and prior to the earlier of the Maturity Date and the 45th calendar day following the effective date of the Fundamental Change (or, if earlier and to the extent applicable, the close of business on the second Business Day immediately preceding the Fundamental Change redemption date (as specified in the notice of Fundamental Change described under Article 4A.8(5))).

(c)     The decreased Conversion Prices that will apply to conversions pursuant to this Article 4A.17(9) will be determined by the Directors in their absolute discretion after the Conversion Price has been determined on or prior to the Issue Date. The decreased Conversion Prices will be set forth in a table, in a form similar to the following, with such changes as the Directors may determine to make in their absolute discretion:

Effective Date of Fundamental Change	Stock Price
	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx	S$x.xx
Issue Date
1st Anniversary of Issue Date
2nd Anniversary of Issue Date
3rd Anniversary of Issue Date
4th Anniversary of Issue Date
5th Anniversary of Issue Date

(d)     The decreased Conversion Price for a conversion pursuant to this Article 4A.17(9) will be determined by reference to the effective date of the Fundamental Change and the “stock price” on such date, which will be determined as follows:

(i)      if holders of the Ordinary Shares receive only cash in such Fundamental Change transaction, the stock price will be the cash amount paid per Ordinary Share; and

(ii)     otherwise, the stock price will be the average of the Closing Sale Price of the Ordinary Shares on each of the five consecutive Trading Days prior to but not including the effective date of such Fundamental Change.

(e)     The exact stock price amount and the effective date that is applicable for any particular Fundamental Change may not be set forth in the table. In this case, if the stock price is:

(i)      between two stock price amounts in the table or the effective date is between two dates in the table, the Conversion Price will be determined by straight-line interpolation between the Conversion Prices set forth in the table for the higher and lower stock price amounts and the two dates, as the case may be, based on a 365-day year;

(ii)     less than the lowest stock price listed in the table (as adjusted as described in Article 4A.17(9)(f), if applicable), the Conversion Price will not be decreased; and

(iii)   more than the highest stock price listed in the table (as adjusted as described in Article 4A.17(9)(f), if applicable), the Conversion Price will not be decreased.

(f)      The stock prices set forth in the first row of the table (that is, the column headers) will be adjusted as of any date on which the Conversion Price of the Preference Shares is adjusted under Article 4A.17. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Price as so adjusted and the denominator of which is the Conversion Price immediately prior to the event giving rise to the Conversion Price adjustment. The Conversion Prices in the table also will be adjusted as of such dates in the same manner as the Conversion Price under Article 4A.17.

4A.18 (1) Adjustment to Conversion Price. Notwithstanding the foregoing, in the case of a Public Acquirer Change of Control, the Company may, in lieu of permitting a redemption at the holder’s option or adjusting the Conversion Price under Article 4A.17(9), elect to adjust the Conversion Price and the related conversion obligation such that from and after the effective date of such Public Acquirer Change of Control, holders of the Preference Shares will be entitled to convert their Preference Shares into a number of shares of Public Acquirer Shares (as defined below) by multiplying the Conversion Price in effect immediately before the Public Acquirer Change of Control by a fraction:

(a)     the numerator of which will be the average of the Closing Sale Prices of the Public Acquirer Shares for the five consecutive Trading Days

Public Acquirer Change of Control

prior to but excluding the effective date of such Public Acquirer Change of Control; and

(b)     the denominator of which will be (i) in the case of a share exchange, consolidation or merger, pursuant to which the Ordinary Shares are converted into cash, securities or other property, the value of all cash and any other consideration (as determined by the Board of Directors) paid or payable per Ordinary Share or (ii) in the case of any other Public Acquirer Change of Control, the average of the Closing Sale Prices of the Ordinary Shares for the five consecutive Trading Days prior to but excluding the effective date of such Public Acquirer Change of Control.

(2) Public Acquisition Notice. In the case of a Public Acquirer Change of Control, the Company will notify all holders of the Preference Shares, the Conversion Agent and the Redemption Agent 15 calendar days before the expected effective date of such Fundamental Change (the “Public Acquisition Notice”) whether the Company will:

(a)     elect to adjust the Conversion Price and related conversion obligation under this Article 4A.18, in which case the holders will not have the right to require the Company to redeem their Preference Shares under Article 4A.8(1) and will not have the right to the Conversion Price adjustment under Article 4A.17(9); or

(b)     not elect to adjust the Conversion Price and related conversion obligation under this Article 4A.18, in which case the holders will have the right to require the Company to redeem their Preference Shares under Article 4A.8(1) and/or the right to the Conversion Price adjustment under Article 4A.17(9).

(3) Certain Definitions. A “Public Acquirer Change of Control” means any event (a) constituting a Fundamental Change that would otherwise give holders the right to cause the Company to redeem the Preference Shares under Article 4A.8(1), where (b) the acquirer has a class of capital stock (or American Depositary Shares representing such capital stock) traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on The Nasdaq Stock Market or another established automated over-the-counter-trading market in the United States or will be so traded or quoted immediately following such Fundamental Change (the “Public Acquirer Shares”). If an acquirer does not itself have a class of capital stock (or American Depositary Shares representing such capital stock) satisfying the foregoing requirement, it will be deemed to have “Public Acquirer Shares” if either (i) a direct or indirect majority-owned subsidiary of acquirer or (ii) a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of capital stock (or American Depositary Shares representing such capital stock) satisfying the foregoing requirement; and in each case such person has taken all necessary action to ensure that upon conversion of the Preference Shares into such class of capital stock, such class of capital stock will not be treated as “restricted securities” and will otherwise be eligible for immediate sale in the public market by non-affiliates of the Company absent a registration statement. In such case, all references to Public Acquirer Shares will refer to such class of capital stock. “Majority-owned” for these purposes means having “beneficial ownership” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s outstanding securities that are entitled to vote generally in the election of directors.

(4) General Adjustment Provisions. The provisions of Article 4A.17(8) shall apply mutatis mutandis to any adjustment pursuant to this Article 4A.18.

4A. 19 (1) No Withholding. All payments in respect of the Preference Shares shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Singapore or any authority of or in Singapore having authority to tax (a “Singapore tax”), unless such taxes, duties, assessments or governmental charges are required by law to be withheld or deducted.	Taxation

(2) Gross-Up. In the event any Singapore tax is required by law to be withheld or deducted, the Company shall pay such additional amounts (“Additional Amounts”) as will result (after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges of Singapore) in the payment to each holder of a Preference Share of the amounts that would have been payable in respect of such Preference Share had no withholding or deduction been required, except that no such Additional Amounts shall be payable to any Preference Shareholder in respect of any Preference Share for or on account of:

(a)     any tax, duty, assessment or other governmental charge that would not have been imposed but for the fact that such Preference Shareholder:

(i)      was for Singapore tax purposes treated as a resident of Singapore or who is otherwise subject to such taxes, duties, assessments or governmental charges by reason of being connected with Singapore other than through the mere ownership of, or receipt of payment under, such Preference Share; or

(ii)     presented such Preference Share more than 30 calendar days after the date on which the payment in respect of such Preference Share first became due and payable or provided for, whichever is later, except to the extent that such Preference Shareholder would have been entitled to such Additional Amounts if it had presented such Preference Share for payment on any day within such period of 30 calendar days;

(b)     any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(c)     any tax, duty, assessment or other governmental charge which is payable otherwise than by deduction or withholding from the payment of any amount in respect of such Preference Share;

(d)     any tax, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure to comply by the holder or the beneficial owner of a Preference Share with a reasonable request by the Company addressed to the holder:

(i)      to provide information concerning the nationality, residence or identity of the holder or such beneficial owner; or

(ii)     to make any declaration or other similar claim or satisfy any reasonable information or reporting requirement,

which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of Singapore as a precondition to exemption from all or part of such tax, duty, assessment or other governmental charge; or

(e)     any combination of the items listed above,

nor shall Additional Amounts be paid with respect to any payments to any holder of the Preference Shares who is a fiduciary or partnership or other than the sole beneficial owner of the payment if the beneficial owner would not otherwise have been entitled to the Additional Amounts.

(3) Interpretation. Any reference in this Article 4A to the payment of any amount in respect of the Preference Shares shall be deemed to include the payment of Additional Amounts provided for in this Article 4A.19 to the extent that, in such context, Additional Amounts are, were or would be payable under this Article 4A.

4A.20 Any Preference Shareholder who has failed to claim distributions or other property or rights within six years of their having been made available to it will not thereafter be able to claim such distributions or other property or rights which shall be forfeited and shall revert to the Company. The Company shall retain such distributions or other property or rights but shall not at any time be a trustee in respect of any distributions or other property or rights nor be accountable for any income or other benefits derived from such distributions or other property or rights.	Prescription

4A.21 (1) Consent by Special Resolution. Any:

(a)     consent, approval or sanction of the Preference Shareholders required under this Article 4A; and/or

(b)     variation, abrogation or other limitation of the rights of the Preference Shareholders as set out in this Article 4A,

Consent of Preference Shareholders

shall, subject to Article 4A.21(3), require a special resolution of the Preference Shareholders in a separate Class Meeting. For the avoidance of doubt, the provisions of Article 6 shall not apply to any variation, abrogation or other limitation of the rights of the Preference Shareholders as set out in this Article 4A.

(2) Quorum. The quorum of such Class Meeting shall be Preference Shareholders present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative) holding or representing at least one-third of all the outstanding Preference Shares.

(3) Resolution in Writing. Notwithstanding Article 4A.21(1), where a special resolution is not passed at the relevant Class Meeting, consent in writing from the holders of at least three-fourths of the Preference Shares obtained within two months of the Class Meeting shall be as valid and effectual as a special resolution carried at the Class Meeting.

4A. 22 Notwithstanding Article 141, any notice may be given by the Company to the Preference Shareholders by publication in English:

(a)    in London in the Financial Times; and

(b)    in New York in The Wall Street Journal,

provided that, for so long as any Preference Shares are represented by global certificates, notices may be given by delivery of the relevant notice to Euroclear and Clearstream, for communication by them to their respective participants in substitution for publication in any such newspaper.

Notices

If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper selected by the Company with general circulation in the respective market regions.

Any such notice will be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made.

4A. 23 For purposes of this Article 4A, where any amount that is denominated in a currency other than Singapore dollars (“relevant foreign currency”) needs to be converted into Singapore dollars and there is no convention specifically described to convert such relevant foreign currency into Singapore dollars, such amount in relevant foreign currency shall be converted into Singapore dollars at the relevant foreign currency/Singapore dollar noon buying rate in New York, as certified for customs purposes by the Federal Reserve Bank of New York, on the relevant date as the Directors determine in their reasonable discretion to be appropriate for such purpose.	Foreign Currency Conversion

4A. 24 In the event of any conflict or inconsistency between the provisions of this Article 4A and the other provisions of these presents, then (in favour of the Preference Shareholders) the provisions of this Article 4A shall prevail.	Article 4A Prevails

**5. (A) Preference shares may be issued subject to such limitation thereof as may be prescribed by any Stock Exchange. Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.	Rights of preference shareholders.

(B) The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued.

VARIATION OF RIGHTS

**6. (A) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters of the issued shares of the class concerned within two months	Variation of rights.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

(B) The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

Creation or issue of further shares with special rights.

**TREASURY SHARES

**7. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.	Treasury shares.

8. (A) The Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where, unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).	Authority to issue shares.

(B) Except so far as otherwise provided by the conditions of issue or by these presents, all new shares shall be subject to the provisions of the Statutes and of these presents with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

**9. The Company may by Ordinary Resolution:-

(a)     consolidate and divide all or any of its shares;

(b)     sub-divide its shares, or any of them (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such

Power to consolidate, sub-divide and convert shares.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

restrictions, as the Company has power to attach to new shares; and (c) subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

**10. (A) The Company may reduce its share capital or any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.	Power to reduce share capital.

**(B) The Company may, subject to and in accordance with the Statutes, purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share which is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes.

Company may acquire its own issued ordinary shares.

SHARES

11. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these presents or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the person (other than the Depository) entered in the Register of Members as the registered holder thereof or (as the case may be) person whose name is entered in the Depository Register in respect of that share.	Exclusion of equities.

12. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue	Redeemable preference shares.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

preference shares which are, or at the option of the Company are, liable to be redeemed.

**13. Subject to the provisions of these presents and of the Statutes relating to authority and of any resolution of the Company in General Meeting passed pursuant thereto, all new shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.	New shares.

**14. The Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit. Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other.	Power to pay commission and brokerage.

15. Subject to the terms and conditions of any application for shares, the Directors shall allot shares applied for within thirty days of the closing date of any such application. The Directors may, at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder or (as the case may be) before that share is entered against the name of a Depositor in the Depository Register, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.	Renunciation of allotment.

SHARE CERTIFICATES

**16. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid and amount (if any) unpaid thereon and shall bear the autographic or facsimile signatures of one Director and the Secretary or a second Director or some other person appointed by the Directors. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors. No certificate shall be issued representing shares of more than one class.	Form of share certificate.

17. (A) The Company shall not be bound to register more than three persons as the registered holder of a share except in the case of executors or administrators of the estate of a deceased member.

(B) In the case of a share registered jointly in the names of several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to any one of the registered joint holders shall be sufficient delivery to all.

Rights and liabilities of joint holders.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

**18. Every person whose name is entered as a member in the Register of Members shall be entitled to receive within thirty days (or such other period as may be approved by any Stock Exchange) of the closing date of any application for shares or, as the case may be, the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate, or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine.	Entitlement to certificate.

19. Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.	Shares comprised in certificate.

20. (A) Any two or more certificates representing shares of any one class held by any person whose name is entered in the Register of Members may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.	Surrender for cancellation of certificate.

(B) If any person whose name is entered in the Register of Members shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request. Such person shall (unless such fee is waived by the Directors) pay a maximum fee of $2 for each share certificate issued in lieu of a share certificate surrendered for cancellation or such other fee as the Directors may from time to time determine.

**(C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any Stock Exchange upon which the shares in the Company may be listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

Replacement of certificate.

(D) In the case of shares registered jointly in the names of several

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

persons any such request may be made by any one of the registered joint holders.

CALLS ON SHARES

**21. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.	Calls on shares and time when made.

22. Each member shall (subject to receiving at least fourteen days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine.	Calls on shares and when payable.

23. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding ten per cent. per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.	Interest on calls.

**24. Any sum which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.	Sum due on allotment.

25. No member shall be entitled to receive any dividend or vote at any meeting or upon a poll, until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).	Rights of member suspended until calls are duly paid.

26. The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.	Power to differentiate.

**27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such	Payment in advance of calls.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.

FORFEITURE AND LIEN

28. If a member fails to pay in full any call or instalment of a call on the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.	Notice requiring payment of calls.

29. The notice shall name a further day (not being less than fourteen days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.	Notice to state time and place.

30. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.	Forfeiture on non-compliance with notice.

31. A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer or effect the transfer of a forfeited or surrendered share to any such other person as aforesaid.	Sale or disposition of forfeited or surrendered shares.

32. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at eight per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at that time of forfeiture or surrender or waive payment in whole or in part.	Rights and liabilities of members whose shares have been forfeited or surrendered.

33. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or	Company’s lien.

payable at a fixed time in respect of such share and for all moneys as the Company may be called upon by law to pay in respect of the shares of the member or deceased member. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

34. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.	Sale of shares subject to lien.

35. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities and any residue shall be paid to the person entitled to the shares at the time of the sale or to his executors, administrators or assigns, as he may direct. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer or effect the transfer of the shares sold to the purchaser.	Application of proceeds of such sale.

**36. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together (where the same be required) with the share certificate delivered to a purchaser (or where the purchaser is a Depositor, to the Depository or its nominee (as the case may be)) or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the share shall be registered in the name of the person to whom the share is sold, re-allotted or disposed of or, where such person is a Depositor, the Company shall procure that his name be entered in the Depository Register in respect of the share so sold, re-allotted or disposed of. Such person shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.	Title to shares forfeited and right of purchaser of such share.

TRANSFER OF SHARES

**37. All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in any form acceptable to the Directors. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that an instrument of	Form of transfer.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

transfer in respect of which the transferee is the Depository or its nominee (as the case may be) shall be effective although not signed or witnessed by or on behalf of the Depository or its nominee (as the case may be). The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

38. The Register of Members may be closed at such times and for such period as the Directors may from time to time determine, provided always that such Register shall not be closed for more than thirty days in any year.

Closing of Register of Members.

**39. There shall be no restriction on the transfer of fully paid up shares (except where required by law or by the rules, bye-laws and/or listing rules of (or governing) any Stock Exchange) but the Directors may, in their sole discretion, decline to register any transfer of shares upon which the Company has a lien and in the case of shares not fully paid up may refuse to register a transfer to a transferee of whom they do not approve, Provided always that in the event of the Directors refusing to register a transfer of shares, they shall within thirty days beginning with the date on which the application for a transfer of shares was made, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Statutes.	Directors’ right to refuse to register a transfer.

**40. The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-	When Directors may refuse to register a transfer.
(a) such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;
(b) the amount of proper duty (if any) with which each instrument of transfer is chargeable under any law for the time being in force relating to stamps is paid;

(c)     the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which the transfer relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do; and

(d) the instrument of transfer is in respect of only one class of shares.

41. If the Directors refuse to register a transfer of any shares, they shall within thirty days after the date on which the application for transfer was lodged with the Company send to the transferor and the transferee a notice in writing stating the reasons justifying the refusal to transfer and a notice of refusal as required by the Statutes.	Notice on refusal to register a transfer.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

42. All instruments of transfer which are registered may be retained by the Company.	Retention of transfers.

43. There shall be paid to the Company in respect of the registration of any instrument of transfer or probate or letters of administration or certificate of marriage or death or stop notice or power of attorney or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register of Members affecting the title to any shares such fee not exceeding $2 as the Directors may from time to time require or prescribe.	Fee for registration of probate etc.

44. The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of six years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of six years from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company; Provided always that:-	Destruction of instrument of transfer.

(a)     the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b)     nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

TRANSMISSION OF SHARES

45. (A) In the case of the death of a member whose name is entered in the Register of Members, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only person(s) recognised by the Company as having any title to his interest in the shares.	Transmission.

(B) In the case of the death of a member who is a Depositor, the survivors or survivor where the deceased is a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder and where such executors or administrators are entered in the Depository Register in respect of any shares of the deceased member, shall be the only person(s) recognised by the Company as having any title to his interest in the shares.

(C) Nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

46. Any person becoming entitled to the legal title in a share in consequence of the death or bankruptcy of a person whose name is entered in the Register of Members may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his legal title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such desire or transfer such share to some other person. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the person whose name is entered in the Register of Members had not occurred and the notice or transfer were a transfer executed by such person.	Persons becoming entitled to shares on death or bankruptcy of member.

47. Save as otherwise provided by or in accordance with these presents, a person becoming entitled to a share pursuant to Article 45(A) or (B) or Article 46 (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the member in respect of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in the Register of Members or his name shall have been entered in the Depository Register in respect of the share.	Rights of persons entitled to shares on transmission.

STOCK

**48. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares.	Power to convert into stock.

**49. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units as the Directors may from time to time determine.	Transfer of stock.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

**50. The holders of stock shall, according to the number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by the number of stock units which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.	Rights of stockholders.

GENERAL MEETINGS

51. An Annual General Meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.	Annual General Meeting.

52. The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.	Extraordinary General Meeting.

NOTICE OF GENERAL MEETINGS

**53. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days’ notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by fourteen days’ notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these presents and the Act entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-	Notice of Meetings.

(a) in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and

(b)     in the case of an Extraordinary General Meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent of the total voting rights of all members having a right to vote at that meeting.

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days’ notice of any General Meeting shall be given

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

by advertisement in the daily press and in writing to any Stock Exchange (if applicable).

54. (A) Every notice calling a General Meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a member of the Company.	Contents of notice.

(B) In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

(C) In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

55. Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:-	Routine business.

(a) declaring dividends;

(b) receiving and adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

(c) appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;

(d) re-appointing the retiring Auditors (unless they were last appointed otherwise than by the Company in General Meeting);

(e) fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed; and

(f) fixing the remuneration of the Directors proposed to be paid under Article 81.

56. Any notice of a General Meeting to consider special business shall be accompanied by a statement regarding the effect of any proposed resolution on the Company in respect of such special business.	Notice to state effect of special business.

PROCEEDINGS AT GENERAL MEETINGS

57. The Chairman of the Board of Directors, failing whom the Deputy Chairman, shall preside as chairman at a General Meeting. If there be no such Chairman or Deputy Chairman, or if at any meeting neither be present within 15 minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number (or, if no Director be present or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting.	Chairman.

**58. No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any General Meeting shall be two or more members holding or representing in aggregate not less than 33 1/3 per cent. of the total number of issued and fully paid up shares in the capital of the Company, present in person or by proxy.	Quorum.

59. If within 30 minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the next business day following that public holiday) at the same time and place or such other day, time or place as the Directors may by not less than ten days’ notice appoint. At the adjourned meeting any one or more members present in person or by proxy shall be a quorum.	If quorum not present, adjournment or dissolution of meeting.

60. The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or sine die, not less than seven days’ notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.	Adjournment.

61. Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.	Notice of adjournment.

62. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.	Amendment to resolution.

**63. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-	Method of voting.

(a) the chairman of the meeting; or

(b) any member present in person or by proxy and entitled to vote at the meeting; or

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding not less than 10 per cent. of the total number of paid-up shares of the Company (excluding treasury shares);

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

**64. A demand for a poll may be withdrawn only with the approval of the meeting. Unless a poll is required a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is required, it shall be taken in such manner (including the use of ballot or voting papers) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.	Taking a poll.

65. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.	Casting vote of Chairman.

66. A poll demanded on any question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.	Polls and continuance of business after demand for a poll.

VOTES OF MEMBERS

**67. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company and to Article 7 each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person or by proxy shall have one vote (provided that in the case of a member who is represented by two proxies, only one of the two proxies as determined by that member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him) in his sole discretion shall be entitled to vote on a show of hands) and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For	Voting rights of members.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

68. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members or (as the case may be) the Depository Register in respect of the share.	Voting rights of joint holders.

69. Where in Singapore or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member to vote in person or by proxy at any General Meeting or to exercise any other right conferred by membership in relation to meetings of the Company.	Voting rights of receiver or court appointed persons.

70. No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote at a General Meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.	Rights to be present and to vote.

71. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.	When objection to admissibility of votes may be made.

72. On a poll, votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.	Voting.

73. (A) A member may appoint not more than two proxies to attend and vote at the same General Meeting provided that if the member is a Depositor, the Company shall be entitled and bound:-	Appointment of proxies.

(a)     to reject any instrument of proxy lodged if the Depositor is not shown to have any shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company; and

(b) to accept as the maximum number of votes which in

aggregate the proxy or proxies appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor.

(B) The Company shall be entitled and bound, in determining rights to vote and other matters in respect of a completed instrument of proxy submitted to it, to have regard to the instructions (if any) given by and the notes (if any) set out in the instrument of proxy.

Notes and instructions.

(C) In any case where a form of proxy appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy.	Proportion in shareholding to be represented by proxies. Proxy need not be a member.
(D) A proxy need not be a member of the Company.

74. (A) An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve and:-	Instrument appointing proxies.

(a) in the case of an individual, shall be signed by the appointor or his attorney; and

(b) in the case of a corporation, shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation.

(B) The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument may be treated as invalid.

75. An instrument appointing a proxy must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates; Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not be required again to be delivered for the purposes of any	Deposit of instrument of proxy.

subsequent meeting to which it relates.

76. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting.	Rights of proxies.

77. A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.	Intervening death or insanity of principal not to revoke proxy.

CORPORATIONS ACTING BY REPRESENTATIVES

**78. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents (but subject to the Act) be deemed to be present in person at any such meeting if a person so authorised is present thereat.	Corporation acting by representatives.

DIRECTORS

79. The number of Directors shall not be less than two. All Directors of the Company shall be natural persons.	Number and characteristics of Director.

80. A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings.	No shares qualification for Directors.

81. The ordinary remuneration of the Directors shall from time to time be determined by an Ordinary Resolution of the Company, shall not be increased except pursuant to an Ordinary Resolution passed at a General Meeting where notice of the proposed increase shall have been given in the notice convening the General Meeting and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.	Remuneration of Directors.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

82. Any Director who holds any executive office, or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine.	Extra remuneration.

83. The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise in or about the business of the Company.	Expenses.

84. The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director for the time being holding any executive office and for the purpose of providing any such pensions or other benefits, to contribute to any scheme or fund or to pay premiums.	Pensions etc.

85. A Director may be party to or in any way interested in any contract or arrangement or transaction to which the Company is a party or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of Auditor of the Company or any subsidiary thereof) under the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.	Holding of office of profit and contracting with company.

86. A Director who holds any office or possesses any property whereby whether directly or indirectly duties or interests might be created in conflict with his duties or interests as Director shall declare the fact and the nature, character and extent of the conflict at a meeting of the Directors of the Company in accordance with the Statutes.	Declaration of Director’s conflict of interest.

87. (A) The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.	Appointment to be holder of executive office.

*(B) The appointment of any Director to the office of Chairman or Deputy Chairman shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(C) The appointment of any Director to any other executive office shall

*	Deleted and substituted by Special Resolution passed at the 14th Annual General Meeting held on 15 May 2002.

not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

88. The Directors may entrust to and confer upon any Directors holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.	Powers of executive office holders.

*CHIEF EXECUTIVE OFFICER OR PRESIDENT

*89. The Directors may from time to time appoint one or more of their body to be Chief Executive Officer or President of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places.	Appointment of Chief Executive Officer or President.

*90. A Chief Executive Officer or President who is a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.	Retirement removal and resignation of Chief Executive Officer or President.

*91. The remuneration of a Chief Executive Officer or President shall from time to time be fixed by the Directors and may subject to these presents be by way of salary or commission or participation in profits or by any or all these modes.	Remuneration of Chief Executive Officer or President.

*92. A Chief Executive Officer or President shall at all times be subject to the control of the Directors but subject thereto the Directors may from time to time entrust to and confer upon a Chief Executive Officer or President for the time being such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.	Powers of Chief Executive Officer or President.

APPOINTMENT AND RETIREMENT OF DIRECTORS

93. The office of a Director shall be vacated in any of the following events, namely:-	Vacation of office of Director.

*	Deleted and substituted by Special Resolution passed at the 14th Annual General Meeting held on 15 May 2002.

(a) if he shall become prohibited by law from acting as a Director; or

(b)     if (not being a Director holding any executive office for a fixed term) he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer; or

(c) if he shall have a receiving order made against him or shall compound with his creditors generally; or

(d)     if he becomes of unsound mind or if in Singapore or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs; or

(e) if he is removed by the Company in General Meeting pursuant to Article 98.

*94. At each Annual General Meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation.	Retirement of Directors by rotation.

95. The Directors to retire in every year shall be those subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.	Selection of Directors to retire of rotation.

**96. The Company at the meeting at which a Director retires under any provision of these presents may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:-	Filling vacated office.

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director is disqualified under the Act from holding office as a Director or has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

*	Deleted and substituted by Special Resolution passed at the 14th Annual General Meeting held on 15 May 2002.
**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

97. A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.	Appointment of Directors.

98. The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these presents or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office and any person so appointed shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.	Removal of Director.

99. The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but any person so appointed by the Directors shall hold office only until the next Annual General Meeting. He shall then be eligible for re-election, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.	Directors’ power to fill casual vacancies and appoint additional Directors.

ALTERNATE DIRECTORS

100. (A) Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved.	Appointment of Alternate Director.

(B) The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if the Director concerned (below called “his principal”) ceases to be a Director.

(C) An Alternate Director shall (except when absent from Singapore) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which his principal is not personally present and generally at such meeting to perform all functions of his principal as a Director and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of his principal) were a Director. If his principal is for the time being absent from Singapore or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his principal. To such extent as the Directors may from time to time determine in relation to any committee of the Directors, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any such committee of which his principal is a member. An Alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these presents.

(D) An Alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as Alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his principal as such principal may by notice in writing to the Company from time to time direct.

MEETINGS AND PROCEEDINGS OF DIRECTORS

101. (A) Subject to the provisions of these presents the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of the Directors. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from Singapore. Any Director may waive notice of any meeting and any such waiver may be retroactive.

(B) Directors may participate in a meeting of the Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, without a Director being in the physical presence of another Director or Directors, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

Meetings of Directors.

102. The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.	Quorum.

103. Questions arising at any meeting of the Directors shall be determined by a	Casting vote of

majority of votes. In case of an equality of votes (except where only two Directors are present and form the quorum or when only two Directors are competent to vote on the question in issue) the chairman of the meeting shall have a second or casting vote.	chairman.

104. A Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any interest, directly or indirectly. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.	Prohibition against voting.

105. The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these presents the continuing Directors or Director may act for the purpose of filling up such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.	Proceeding in case of vacancy.

106. (A) The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.	Chairman of Directors.

(B) If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

*107. A resolution in writing signed by a majority in number of the Directors for the time being shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. The expressions “in writing” and “signed” include approval by any such Director by telefax, telex, cable or telegram or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.	Resolution in writing.

108. The Directors may delegate any of their powers or discretion to committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and	Committee of Directors.

*	Deleted and substituted by Special Resolution passed at the 13th Annual General Meeting held on 30 May 2001.

for such co-opted members to have voting rights as members of the committee.

109. The meetings and proceedings of any such committee consisting of two or more members shall be governed mutatis mutandis by the provisions of these presents regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.	Meetings of committee.

110. All acts done by any meeting of Directors, or of any such committee, or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.	Validity of act of Directors in spite of formal defect.

BORROWING POWERS

111. Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.	Borrowing powers.

GENERAL POWERS OF DIRECTORS

**112. The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company’s undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.	General power of Directors to manage Company’s business.

113. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such	Power to establish local boards etc.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

114. The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these presents) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.	Power to appoint attorney.

115. The Company or the Directors on behalf of the Company may in exercise of the powers in that behalf conferred by the Statutes cause to be kept a Branch Register or Register of Members and the Directors may (subject to the provisions of the Statutes) make and vary such regulations as they may think fit in respect of the keeping of any such Register.	Power to keep Branch Register.

116. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.	Execution of negotiable instruments and receipts for money paid.

SECRETARY

117. The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries. The appointment and duties of the Secretary or Joint Secretaries shall not conflict with the Statutes and in particular Section 171 of the Act.	Appointment and removal of Secretary.

THE SEAL

118. The Directors shall provide for the safe custody of the Seal which shall not be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.	Usage of Seal.

119. Every instrument to which the Seal shall be affixed shall be signed	Seal.

autographically by one Director and the Secretary or by a second Director or some another person appointed by the Directors save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature or other method approved by the Directors.

120. (A) The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.	Official Seal.

(B) The Company may exercise the powers conferred by the Statutes with regard to having a duplicate Seal as referred to in Section 124 of the Act which shall be a facsimile of the Seal with the addition on its face of the words “Share Seal”.

Share Seal.

AUTHENTICATION OF DOCUMENTS

*121. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to this Article may be made by any electronic means approved by the Directors from time to time for such purpose incorporating, if the Directors deem necessary, the use of security procedures or devices approved by the Directors.	Power to authenticate documents and certified copies of resolutions of the Company or the Directors.

RESERVES

**122. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may	Power to carry profits to reserve.

*	Deleted and substituted by Special Resolution passed at the 13th Annual General Meeting held on 30 May 2001.
**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions (if any) of the Statutes.

DIVIDENDS

123. The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.	Dividends.

124. If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.	Interim dividend.

**125. Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:	Apportionment of dividends.

(a)     all dividends in respect of shares shall be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

126. No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.	Dividend payable only out of profits.

127. No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.	Dividend not to bear interest.

128. (A) The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.	Retention of dividend.

(B) The Directors may retain the dividends payable upon shares in

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

129. The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.	Waiver of dividend.

**129A. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date on which they are first payable.	Unclaimed dividends or other moneys.

130. The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.	Payment of dividend in specie.

131. Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address appearing in the Register of Members or (as the case may be) the Depository Register of a member or person entitled thereto (or, if two or more persons are registered in the Register of Members or (as the case may be) entered in the Depository Register as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person at such address as such member or person or persons may by writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or	Dividends payable by cheque or warrant.

**	Inserted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby. Notwithstanding the foregoing provisions of this Article and the provisions of Article 133, the payment by the Company to the Depository of any dividend payable to a Depositor shall, to the extent of the payment made to the Depository, discharge the Company from any liability to the Depositor in respect of that payment.

132. If two or more persons are registered in the Register of Members or (as the case may be) the Depository Register as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.	Payment of dividend to joint holders.

133. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares in the Register of Members or (as the case may be) the Depository Register at the close of business on a particular date and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.	Resolution declaring dividends.

**BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

**134. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 8(A)):	Power to issue free bonus shares and to capitalise profits.

(a)     issue bonus shares for which no consideration is payable to the Company, to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 8(A)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares; and/or

(b) capitalise any sum standing to the credit of any of the Company’s reserve accounts or other undistributable reserve or any sum

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i)      the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 8(A)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full new shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, new shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

**(B) The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Article 134(A), with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter, on behalf of all the members interested, into an agreement with the Company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Power of Directors to give effect to bonus issues and capitalisations.

**135. In addition and without prejudice to the powers provided for by Article 134, the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of the fixed dividend on any shares entitled to fixed cumulative or non-cumulative preferential dividends (including profits or moneys carried and standing to any reserve or reserves) and to apply such profits or moneys in paying up in full new shares , in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting and on such terms as the Directors shall think fit.	Power to issue free shares and to capitalise profits for paying up shares to be issued under share option scheme.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

ACCOUNTS

136. Accounting records sufficient to show and explain the Company’s transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit. No member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.	Accounting records.

**137. In accordance with the Statutes, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the date of the Company’s Annual General Meeting shall not exceed such period as permitted by the Act or the Stock Exchange, whichever is earlier.	Presentation of accounts.

138. A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than 14 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these presents; Provided that this Article shall not require a copy of these documents to be sent to more than one or any joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.	Copies of accounts.

AUDITORS

139. Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.	Validity of acts of Auditor despite formal defects.

140. An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.	Notices to Auditors.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

NOTICES

* **141. (A) Any notice or document may be served on or delivered to any member by the Company either personally or by sending it through:-	Service of notice or document.

(a)     the post in a prepaid cover addressed to such member at his registered address appearing in the Register of Members or (as the case may be) the Depository Register, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company or (as the case may be) to the Depository, or by delivering it to such address as aforesaid; or

(b) a facsimile transmission or other comparable means of instantaneous communication to the number supplied by him to the Company or (as the case may be) to the Depository.

**(B) Service or delivery of notices or other documents shall be deemed to have been effected in the following circumstances:-

(a)     where such notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the time when the cover containing the same is posted and in proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, stamped and posted, and has not been returned to the sender as undelivered; and

(b)     where such notice or other document is served or sent by facsimile transmissions or other comparable means of instantaneous communication to the number provided by the member, such notice or other document shall be deemed to have been duly served or sent upon receipt of successful answerback or a successful transmission report.

***141A. Without prejudice to the provisions of Article 141, any notice or document (including, without limitations, any accounts, balance-sheet or report) which is required or permitted to be given, sent or served under the Act or under these presents by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Statutes and/or any other	Electronic communications.

*	Deleted and substituted by Special Resolution passed at the 14th Annual General Meeting held on 15 May 2002.
**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.
***	Inserted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures.

142. Any notice given to that one of the joint holders of a share whose name stands first in the Register of Members or (as the case may be) the Depository Register in respect of the share shall be sufficient notice to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in Singapore and not having supplied an address within Singapore for the service of notices shall be disregarded.	Service of notice to joint holders.

**143. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member or given or sent to, or served on, any member using electronic communications in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.	Service of notices after death, bankruptcy etc.

144. A member who (having no registered address within Singapore) has not supplied to the Company or (as the case may be) the Depository an address within Singapore for the service of notices shall not be entitled to receive notices from the Company.	No notice to member with no registered address in Singapore.

WINDING UP

145. The Directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.	Voluntary winding up.

146. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the court) the Liquidator may, with the authority of a Special Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for	Distribution of assets in specie.

**	Deleted and substituted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007.

such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members of different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

**147. In the event of a winding up of the Company every member of the Company who is not for the time being in the Republic of Singapore shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding up of the Company, to serve notice in writing on the Company appointing some householder in the Republic of Singapore upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such member for all purposes, and where the liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such member by advertisement in any leading daily newspaper in the English language in circulation in Singapore or by a registered letter sent through the post and addressed to such member at his address as appearing in the Register of Members or (as the case may be) the Depository Register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.	Service of notice after winding up.

INDEMNITY

149. Subject to the provisions of and so far as may be permitted by the Statutes, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company. Without prejudice to the generality of the foregoing, no Director, Manager, Secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or	Indemnity of Directors and office.

**	Deleted by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007
**	Renumbered by Special Resolution passed at the 19th Annual General Meeting held on 24 April 2007 tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, wilful default, breach of duty or breach of trust.

SECRECY

150. No member shall be entitled to require discovery of or any information respecting any detail of the Company’s trade or any matter which may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interest of the members of the Company to communicate to the public save as may be authorised by law.	Secrecy.

Chrt-Memo & New Article 24 April 2007